Exhibit 99.2

Canadian Satellite Radio Holdings Inc.

Consolidated Financial Statements
February 28, 2011

Canadian Satellite Radio Holdings Inc.
Interim Consolidated Balance Sheets
(unaudited)

	February 28, 2011 $	August 31, 2010 $
Assets

Current assets
Cash and cash equivalents	2,064,321	5,698,115
Restricted investment - letter of credit (note 6)	4,000,000	4,000,000
Accounts receivable	2,058,052	3,042,931
Prepaid expenses and other assets	3,028,965	2,493,039

	11,151,338	15,234,085

Long-term prepaid expenses	911,187	923,598

Property and equipment	8,756,401	9,892,821

Contract rights, distribution rights and computer software	159,951,828	169,598,598

Total assets	180,770,754	195,649,102

Liabilities and Shareholders’ Equity (Deficiency)

Current liabilities
Accounts payable and accrued liabilities (note 8)	26,859,297	25,306,623
Interest payable	1,236,720	1,094,668
Deferred revenue	31,597,116	28,483,663

	59,693,133	54,884,954

Long-term debt (note 5)	118,359,795	118,238,863

Deferred revenue	7,103,580	7,121,399

Other long-term liabilities (note 12)	10,364,789	11,649,486

Total liabilities	195,521,297	191,894,702

Shareholders’ Equity (deficiency)
Share capital (note 9)	334,565,308	334,152,570
Contributed surplus (note 9)	30,143,012	29,587,944
Deficit	(379,458,863)	(359,986,114)

Total shareholders’ equity (deficiency)	(14,750,543)	3,754,400

Total liabilities and shareholders’ equity (deficiency)	180,770,754	195,649,102

Contracts, contingencies and commitments (note 12) Basis of presentation and material uncertainties (note 3)

Canadian Satellite Radio Holdings Inc.
Interim Consolidated Statements of Operations and Deficit
(unaudited)

	Three Months Ended February 28,		Six Months Ended February 28,
	2011 $	2010 $	2011 $	2010 $

Revenue	15,802,769	13,931,755	31,192,196	27,604,173

Operating expenses
Cost of revenue	9,081,496	8,175,686	17,508,439	16,174,640
Reversal of CRTC part II license fee (note 12)	-	-	-	(1,186,832)
General and administrative	3,252,573	4,144,826	6,736,515	8,418,006
Merger costs (note 4)	1,994,600	-	2,806,129	-
Stock-based compensation (note 9)	23,331	570,604	63,042	1,315,602
Marketing	4,348,721	4,535,012	9,253,175	8,195,135
Amortization of intangible assets and property and equipment	5,788,688	6,367,173	11,993,229	12,369,324

	24,489,409	23,793,301	48,360,529	45,285,875

Loss before the undernoted	(8,686,640)	(9,861,546)	(17,168,333)	(17,681,702)

Interest revenue	15,003	20,699	27,497	35,920

Interest expenses (note 5)	(5,105,906)	(4,567,074)	(9,962,368)	(8,688,140)

Gain on debt repurchase (note 5)	-	-	-	7,076,232

Revaluation of derivative (note 12)	62,971	-	98,863	-

Foreign exchange gains	4,394,114	240,905	7,531,592	3,424,120

Net loss for the period	(9,320,458)	(14,167,016)	(19,472,749)	(15,833,570)

Deficit - Beginning of period	(370,138,405)	(316,917,140)	(359,986,114)	(315,250,586)

Deficit - End of period	(379,458,863)	(331,084,156)	(379,458,863)	(331,084,156)

Basic and fully diluted loss per share (note 10)	(0.18)	(0.28)	(0.38)	(0.31)

Canadian Satellite Radio Holdings Inc.
Interim Consolidated Statements of Cash Flows
(unaudited)

	Three Months Ended February 28,		Six Months Ended February 28,
	2011 $	2010 $	2011 $	2010 $
Cash provided by (used in)

Operating activities
Net loss for the period	(9,320,458)	(14,167,016)	(19,472,749)	(15,833,570)
Add (deduct): Non-cash items
Costs paid by parent company	-	67,351	-	133,116
Stock-based compensation expense	23,331	570,604	63,042	1,315,602
Amortization of intangible assets	5,225,122	5,635,345	10,720,933	10,894,932
Amortization of property and equipment	563,566	731,828	1,272,298	1,474,393
Accrued interest debt	872,694	882,356	142,052	100,972
Interest accretion expense	519,803	535,602	1,013,490	1,043,761
Revaluation of derivative (note 12)	(62,971)	-	(98,863)	-
Gain on debt repurchase (note 5)	-	-	-	(7,076,232)
Unrealized foreign exchange gains	(3,991,187)	(255,601)	(6,870,128)	(3,273,580)
Loss on disposal of property and equipment	-	92,362	-	92,362
Net change in non-cash balances related to operations (note 11)	4,538,045	6,221,164	10,694,886	6,638,879

Net cash provided by (used in) operating activities	(1,632,055)	313,995	(2,535,039)	(4,489,365)

Investing activities
Purchase of property and equipment	(13,825)	(65,210)	(104,135)	(176,747)
Payment for intangible assets	(401,351)	(598,805)	(994,251)	(1,400,841)

Net cash used in investing activities	(415,176)	(664,015)	(1,098,386)	(1,577,588)

Financing activities
Repurchase of long-term debt (note 5)	-	-	-	(1,157,963)

Net cash used in financing activities	-	-	-	(1,157,963)

Foreign exchange loss on cash held in foreign currency	(214)	(695)	(369)	(8,839)

Change in cash and cash equivalents during the period	(2,047,445)	(350,715)	(3,633,794)	(7,233,755)

Cash and cash equivalents - Beginning of period	4,111,766	4,502,960	5,698,115	11,386,000

Cash and cash equivalents - End of period	2,064,321	4,152,245	2,064,321	4,152,245

Supplemental cash flow disclosures
Utilization of XM credit facility (note 5)	3,330,938	2,622,481	6,485,568	5,095,091
Issuance of promissory notes (note 5)	-	-	-	1,192,935

Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
February 28, 2011

1	Basis of accounting

The accompanying interim consolidated financial statements of Canadian Satellite Radio Holdings Inc. (the Company or CSR) have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual financial statements. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements of the Company. The accompanying financial information reflects all adjustments, consisting primarily of normally recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for interim periods. Operating results for the three-month and six-month periods ended February 28, 2011 are not necessarily indicative of the results that may be expected for the fiscal year ending August 31, 2011. These interim consolidated financial statements follow the same accounting principles and methods of application as the consolidated financial statements for the year ended August 31, 2010.

2	Summary of significant accounting policies

Changes in accounting policies

In October of 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with Handbook Sections 1601, Consolidated Financial Statements (“CICA 1601”), and 1602, Non-controlling Interests (“CICA 1602”). CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on September 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year. The Company has decided to early adopt these standards effective September 1, 2010. The adoption did not have an impact on these interim financial statements, however future business combinations will be accounted for under CICA 1582 which is different in many respects from CICA 1581.

Future accounting pronouncements

In December of 2009, the CICA Emerging Issues Committee issued Abstract 175, “Multiple Deliverable Revenue Arrangements”. The Abstract requires a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method. The new requirements are effective for fiscal years beginning on or after January 1, 2011 with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard.

In April 2009, the CICA amended Section 3855, “Financial Instruments - Recognition and Measurement” (“Section 3855”), adding and amending paragraphs regarding the application of the effective interest method to previously impaired financial assets and embedded prepayment options. The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard.

(1)

Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
February 28, 2011

3	Basis of Presentation and Material Uncertainties

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities in the normal course of operations.

As discussed in note 4 the Company has entered into an agreement to merge with Sirius Canada and is in the process of refinancing its long-term debt however conditions remain to be satisfied before there can be assurance that the merger and refinancing will be completed. The Company has also incurred additional obligations for fees related to the merger and the financing which will be paid regardless of whether the merger occurs. The Company has expended and will continue to expend funds for marketing to grow the business, maintain its terrestrial repeater network, programming and distribution contracts, royalty fees and the maintenance of its broadcast and office facilities. The Company’s losses for the three months ended February 28, 2011 have been reduced compared to the losses for the three months ended February 28, 2010. The major contributing factor to the results for the three months ended February 28, 2011 compared to the results for the three months ended February 28, 2010 was an increase in the gain on foreign exchange of $4.2 million in the three months ended February 28, 2011, an increase in revenue of $1.9 million offset by $2.0 million in merger expenses. The Company’s losses for the six months ended February 28, 2011 have not been reduced compared to the losses for the six months ended February 28, 2010. The major contributing factor to the results for the six months ended February 28, 2011 compared to the results for the six months ended February 28, 2010 was a gain on debt repurchase of $7.1 million in the six months ended February 28, 2010, an increase in revenue of $3.6 million offset by $2.8 million in merger expenses and higher cost of revenue.

The Company has an accumulated deficit of $379.5 million as at February 28, 2011.  During the three and six months ended February 28, 2011, the Company used cash for operating activities of ($1.6 million) and ($2.5 million) respectively compared to providing (using) cash of $0.3 million and ($4.5 million) for the three and six months ended February 28, 2010. The Company also used cash for investing activities of ($0.4 million) and ($1.1 million) during the three and six months ending February 28, 2011 compared to ($0.7 million) and ($1.6 million) for the three and six months ended February 28, 2010. As at February 28, 2011, the Company’s current financial liabilities expected to be settled in unrestricted cash or financial assets are $27.4 million (August 31, 2010 - $25.7 million) and the current unrestricted financial assets are $4.1 million (August 31, 2010 - $8.7 million).

The Company expects cash flows from operating activities to continue to be negative as the Company incurs expenses to maintain and grow its subscriber base. Also, the prevailing economic conditions may affect the Company’s ability to continue to generate significant revenue growth or maintain current levels of revenue as the automobile industry has in recent years experienced stagnant or declining sales. In addition, some of the Company’s customers may choose not to renew their subscriptions. While some of the Company’s costs are variable based on the revenue generated, a significant portion of the costs, including interest costs, are fixed and cannot be reduced quickly. Certain of the Company’s costs are denominated in U.S. Dollars which results in a cash flow risk as the amount of Canadian dollars required to settle such liabilities will fluctuate as foreign exchange rates change (note 7). Some of these factors are beyond the Company’s control and may impact the future cash flows from operating activities. The credit markets also continue to be constrained, raising concern about available funding for a number of companies including CSR. These material uncertainties related to conditions affecting the Company cast significant doubt upon the ability of the Company to continue as a going concern.

(2)

Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
February 28, 2011

The Company’s projections for the next 12 months reflect continuing use of cash and reflect the following arrangements and key assumptions as at February 28, 2011:

•
Revenue and deferred revenue. The Company has experienced a net increase in the number of paying subscribers during the quarter and has projected a net increase in subscribers for the projection period.  During the quarter the Company has actively marketed longer term arrangements with its subscribers and this, along with the increase in paying subscribers, has contributed to the increase in deferred revenue of $2.1 million (2010 - $3.4 million) and $3.1 million  (2010 - $3.4 million) for the three and six months ended February 28, 2011 respectively. The Company expects to continue to actively promote and obtain prepaid subscription arrangements with its customers which provide the customers with a discounted fee. While these arrangements increase the cash inflow from customers when they are entered into, the Company will not realize further future cash flows from such customers until a renewal period that may be one to five years in the future. These arrangements are cancellable by the customer which may require the Company to refund a significant portion of the prepaid fees.  In addition, management’s projection includes an estimated increase in the monthly fee charged to customers and assumptions related to cash outflows related to royalties and commissions on these fees.

•
Reduction of operating costs.  The Company continues to seek opportunities to reduce its operating costs, however these opportunities may be limited.  A significant portion of costs are fixed; however, the Company incurs significant marketing costs which are discretionary.

•
Deferral of payment of operating expenses. During the quarter ended February 28, 2011, the Company and the General Motors of Canada Limited (GMCL) signed an agreement to defer a portion of the monthly revenue share and loyalty bounty due to GMCL. The amount of the deferral is up to $3.7 million and the payments will be deferred for 12 months. This deferral is included in accounts payable and accrued liabilities and the details are included in note 12.The Company had previously entered into deferred payment terms for payments related to the NHL programming and the services provided by Accenture.  The table in note 6 reflects the contractual cash flows related to these arrangements. The deferrals resulted in the recognition of additional financial liabilities which at February 28, 2011 are approximately $5.0 million (2010 - $4.4 million). During the year ended August 31, 2010, the Company and the NHL signed an agreement to defer a portion of the annual licence fees due to the NHL for the 2009/2010 season. The amount of the deferral is US$1.5 million and the payments will be deferred for 12 months. This deferral is included in accounts payable and accrued liabilities and the details are included in note 12.

(3)

Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
February 28, 2011

•
Utilizing the XM credit facility.  The Company has access to a $45 million credit facility from XM (note 5) that can be used only to finance the purchase of terrestrial repeater equipment from XM, to pay licence fees to XM and to pay interest due on the drawn facility. At February 28, 2011, the Company had utilized a total of $33.3 million of the facility and $11.7 million was available for future use. The Company has used these draws on the facility to pay all of the licence fees due to XM in the amount of $2.2 million (2010 - $2.0 million) and $4.3 million (2010 - $3.9 million) for the three and six months ended February 28, 2011 respectively and to pay the interest due on the facility in the amount of $1.2 million (2010 -$0.6 million) and $2.2 million (2010 -$1.2 million) for the three and six months ended February 28, 2011 respectively. The Company expects to fully use the facility to pay all future licence fees and interest payments due to XM as long as it is available until the facility is fully utilized. Should the refinancing (note 4) successfully close, the XM facility will be repaid. Management projects to fully utilize the facility by the second quarter of fiscal 2012 if the refinancing does not occur. The facility requires an annual financial covenant to be met prior to further drawings under the facility. The annual financial covenant was met at August 31, 2010 which provides for draws throughout fiscal 2011.

•
Settlement of interest payments through the issuance of shares. Holders of the convertible notes (note 5) are permitted to elect settlement of their interest payments in shares of the Company.  One of the significant holders has previously elected to settle their interest payment in shares of the Company. The amount of interest settled in common shares during the quarter ended February 28, 2011 was $0.4 million (2010 - $0.3 million). The Company anticipates that the holder will continue to exercise this election; however, there is no assurance that this will occur.

In the prior year, the Company had opportunities to reduce the amount of its Senior notes (note 5) and related interest payments by repurchasing a portion of its Senior notes in exchange for cash and new notes at lower interest rates.  During the quarter ended November 30, 2009, the Company used $1.1 million of cash to repurchase such debt (note 5) and in the third quarter of fiscal 2009, an additional $2.2 million had been used to repurchase more of these Senior notes (note 5). As noted above and further described in note 4, a condition of the proposed merger transaction with Sirius Canada, a refinancing of the Company’s existing Senior notes for new unsecured Senior notes must take place.

At this time, the Company is unable to predict how current financial market conditions may affect its financial results and cash flows from operations. The prevailing financial market conditions may affect the Company’s ability to continue to generate significant revenue growth in its OEM business should Canadian demand for automobiles equipped with the XM receiver decline in a significant manner or if customer churn rates increase due to economic conditions on the Company’s customers.

The Company’s operations depend on XM’s programming content, satellite network and underlying technology, as well as XM’s operational and marketing efficiency. As a result of this dependency, should XM’s business suffer as a result of increased competition, increased costs of programming, satellite malfunctions, regulatory changes, adverse effects of litigation or other factors, the Company’s business may suffer as well.

(4)

Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
February 28, 2011

Management continues to implement plans to increase cash flows from subscriptions, manage costs and defer payments of certain financial liabilities as noted above. While these activities may be significant, there is no assurance that some or all of these initiatives would be successful. It is possible that the Company will not achieve the cash flows projected by management or the proposed merger (note 4) may not close, and management will have to consider other alternatives such as issuing equity. However there is no assurance of this occurrence.

These financial statements do not reflect any adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company is not able to continue its operations for the foreseeable future and realize its assets and settle its liabilities in the normal course of operations.  Such adjustments could be material.

4	Merger and Financing

On November 24, 2010, the Company entered into a Purchase Agreement with Sirius Canada (“Sirius”) and each of the shareholders of Sirius, being, Sirius XM Radio Inc., Canadian Broadcasting Corporation (CBC) and Slaight Communications Inc. (“the Vendors”). The Purchase Agreement sets out the terms and conditions relating to the acquisition of all of the issued and outstanding shares of Sirius by CSR (”the transaction” or “the merger”). Subject to the satisfaction of certain conditions set out in the Purchase Agreement by November 24, 2011, upon closing of the transaction, CSR will issue a combination of Class A and Class B Shares that is equivalent to 71,284,578 Class A Shares to the Vendors. In the event that CSR has a cash balance (which includes cash and cash equivalents and restricted investments) that is less than $9 million at the closing of the transaction, the Vendors shall receive non-interest bearing promissory notes in the aggregate, for the difference between the actual cash balance and $9 million.

The closing of the transaction is conditional upon approval by 66.7% of CSR’s shareholders, excluding XM, the Competition Bureau, the Toronto Stock Exchange (“TSX”) and the  Canadian Radio-television and Telecommunications Commission (“CRTC”),  the CBC receiving approval from the Governor in Council and a refinancing of CSR’s existing senior notes (note 5) for new unsecured senior notes. During the quarter ending February 28, 2011, CSR obtained shareholder approval of the transaction and the Competition Bureau issued a No-Action letter and announced that it did not intend to make an application to challenge the proposed merger. On April 11, 2011, the CRTC approved the merger transaction and has imposed certain requirements on CSR and Sirius Canada relating to commitments made at the hearing of the application.  The CRTC also extended the broadcasting licences of Sirius and CSR for one year ending August 31, 2012.

Merger costs incurred during the six months ended February 28, 2011 relate to legal costs, fees to review the proposed agreement and fees paid to members of the board of directors related to the committee of independent directors established to review the transaction. The Company’s financial advisors will also receive a fee of approximately $1.6 million that is contingent on the completion of the merger.

The Chief Executive Officer of the Company is contractually entitled to a payment in the event of termination of his employment upon a change of control. The Executive Chairman is entitled to a payment if the Vendors decide to change the nature of his role in the future. The total of these payments is approximately $2.8 million. The Company has not accrued for these costs at February 28, 2011 as the conditions required to be satisfied prior to the merger being completed have not been resolved or the events obligating the Company have not occurred.

(5)

Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
February 28, 2011

On February 25, 2011, the Company issued an offer to exchange the Company’s outstanding 12.75% Senior notes due 2014 for newly issued 9.75% Senior notes (new notes) due 2018. The new notes will bear interest of 9.75%, payable semi-annually and have a maturity date of seven years after the closing date. The existing Senior notes may be tendered prior to the expiration date of the third business day prior to the closing of the merger. In exchange for each US$1,000 principal amount of the existing Senior notes, holders will receive at their election one of the following:

A)	The Canadian dollar equivalent of US$1,015 of new notes;

B)	The Canadian dollar equivalent of US$1,000 of new notes plus two cash payments of US$7.50 each; or

C)	A cash payment of the Canadian dollar equivalent of US$960.

As of the March 31, 2011, 98.7% of the Senior notes have been tendered under option A.

The Company is also soliciting the consent from holders of the existing Senior notes to proposed amendments which would eliminate the Company’s obligation to comply with substantially all of the financial covenants contained in the Senior notes indenture. By tendering their notes, the holders of the Senior notes will be deemed to have consented to the amendments.

In the event that the exchange offering is terminated or the merger does not occur prior to June 30, 2011, the holders of the Senior notes who have tendered their notes under the options A and B shall receive a cash payment of the Canadian equivalent of US$15 for each US$1,000 principal amount of the Senior notes tendered and their original notes will be returned.

Subsequent to the end of the quarter, as a condition of the proposed merger, the Company has also conducted an offering of new notes in the amount of $62 million. These notes are identical to the new notes above and the closing date will be the same as both the exchange offering and the merger. The issuance of the new notes under the exchange offering and the offering of the new notes is contingent on the closing of the merger. The note holders are entitled to a commitment fee of 0.5% of the principal of the notes for each month prior to the merger closing to a maximum of 1.5% of the principal of the notes.  The agents will be entitled to fee equal to 3% of the proceeds that will be deducted from the proceeds of the offering. Should the merger be completed and the financing successfully close, the XM credit facility and the Subordinated promissory notes will be repaid.

(6)

Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
February 28, 2011

5	Long-term debt

	February 28, 2011	August 31, 2010

Senior notes	$67,975,209	$74,687,743
Convertible notes	17,298,283	16,890,231
XM credit facility	30,745,997	24,265,156
Subordinated promissory notes	1,088,948	1,083,282
Subordinated promissory notes II	1,251,358	1,312,451

	118,359,795	118,238,863

Senior Notes

As at February 28, 2011, the principal amount outstanding of the 12.75% senior notes due in 2014 is $67.8 million (US$69.8 million) (August 31, 2010 - $74.4 million). Interest payments on the notes are due semi-annually, on February 15 and August 15. The notes are redeemable at the option of the Company on or after February 15, 2010 which has been determined to be an embedded derivative. The value of the derivative has been netted against the senior notes on the balance sheet.  The interest expense for the three and six months ended February 28, 2011 was $2,240,169 and $4,514,947 respectively (2010 - $2,354,819 and $4,779,910). The effective interest rate for the Senior notes is 15.0%

The indenture governing the senior notes required the Company to establish an interest reserve account to cover the first six interest payments due under the notes.  There is no longer an interest reserve account as all six interest payments were completed at February 15, 2009. The indenture also contains certain provisions that restrict or limit the Company’s ability to, among other things, incur more debt, pay dividends, redeem shares or make other distributions, enter into transactions with affiliates, transfer or sell assets.

During the quarter ended November 30, 2009, the Company completed the repurchase of US$9.0 million of the face value of the senior notes, which had a carrying value of US$8.8 million. In exchange for these senior notes, the Company paid US$1.1 million in cash and issued unsecured subordinated promissory notes II with a face value of US$2.1 million and a fair value of US$1.1 million.

As part of the issuance of the above-mentioned senior notes, the Company incurred costs amounting to $5,520,032, which were applied against the notes. During the three and six months ended February 28, 2011, $0 and $0 (2010 - $150,872 and $311,754) respectively of interest accretion expense was included in the consolidated statements of operations.

(7)

Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
February 28, 2011

Convertible notes

On September 12, 2007, the Company issued $20 million aggregate principal amount of 8.0% unsecured subordinated convertible notes, due September 12, 2014 (the convertible notes) in a private placement. Interest payments on the convertible notes are due semi-annually, on June 30 and December 31, commencing on December 31, 2007. $4.0 million of the convertible notes were issued to XM Satellite Radio Holdings Inc (XM) and $6.0 million were issued to shareholders of CSRI, including John I. Bitove, the Executive Chairman of the Company. CSRI is the controlling shareholder of the Company. The debenture holders may elect to receive interest payments in the form of Class A Subordinate Voting Shares of the Company based on the market price of the Class A Subordinate Voting Shares at the time of the payment.

The convertible notes are convertible at the option of the debenture holders at any time at a conversion price of $5.92 per share. The notes are redeemable at the option of the Company on or after September 12, 2010. The Company may elect to pay the amount due on the maturity of the debentures in Class A Subordinate Voting Shares, provided that the market price of the Class A Subordinate Voting Shares exceeds $3.00.  If the market price of the Class A Subordinate Voting Shares does not exceed $3.00, there is no option to pay the amount in Class A Subordinate Voting Shares. The number of shares to be issued would be determined based on dividing the principal amounts of the debentures due by 95% of the market price of the Class A Subordinate Voting Shares on the maturity date.

This financial instrument contains both a liability and an equity element. The Company determined the fair value of the liability, the most easily measurable component, to be $14,806,520 on issuance and assigned the residual amount of $5,193,480 to the equity component as required under the CICA Handbook Section 3863, “Financial Instruments - Presentation” (CICA 3863). As part of the issuance of the convertible notes, costs were incurred amounting to $603,555.  These costs are netted against both the liability and equity elements. The liability element is carried at amortized cost using the effective interest rate method. Increased interest accretion for the three months ended November 30, 2010 reflected a revision in the estimated timing of expected cash outflows using the original effective interest rate related to the convertible notes. During the three and six months ended February 28, 2011, $193,467 and $408,052 (2010 - $192,571 and $390,202) respectively of interest accretion expense was included in the consolidated statements of operations. The accrued interest payable balance at February 28, 2011 included $266,666 (August 31, 2010 - $266,661) for the convertible notes. The effective interest rate based on the liability element is 15%. The interest expense for the three and six months ended February 28, 2011 was $400,000 and $800,000 (2010 - $400,000 and $800,000) respectively.

XM Credit Facility

In fiscal 2006, XM provided to the Company a $45 million credit facility to be utilized to finance the purchase of terrestrial repeater equipment and to pay license fees. During the three months ended February 28, 2011, the Company utilized $3,330,938 (2010 - $2,622,481) under the facility to pay fees due to XM of $2,175,422 and interest accrued on the outstanding balance of the facility of $1,155,516. As at February 28, 2011, the principal amount outstanding is $26.3 million (August 31, 2010 - $22.0 million) and the interest outstanding is $7.0 million (August 31, 2010 - $4.8 million). The facility matures on December 31, 2012 and bears an interest rate of 17.75% per year on drawings under the facility made after September 1, 2008 and 9% on drawings under the facility made prior to September 1, 2008.The interest can be satisfied through additional borrowings under the facility. XM has the right to convert the unpaid principal amounts into Class A Subordinate Voting Shares of the Company at the Offering price of $16.00 per share at any time and any unpaid principal amounts are automatically converted upon the occurrence of certain conditions. The amount available under the credit agreement is permanently reduced by the aggregate principal borrowed under the facility prior to its maturity. Availability of remaining amounts of the credit facility is dependent on the Company meeting certain annual covenants. During the year ended August 31, 2008, an amendment to the credit facility was signed which revised the condition to be met prior to drawing on the credit facility and amended the interest rate. As at February 28, 2011, the Company had $11.7 million available under the facility.

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
February 28, 2011

This financial instrument contains both a liability and an equity element. For the quarter ended February 28, 2011, the Company determined the fair value of the liability, the most easily measureable component to be $3,090,799 and assigned the residual amount of $240,139 to the equity component as provided in CICA 3863.  Over the term of the facility, the liability will be accreted to its estimated future payment amount with the increase in liability value recorded as interest expense over the period the liability is outstanding. During the three and six months ended February 28, 2011, $263,244 and $ 494,694 (2010 - $146,793 and $278,823) respectively of interest accretion expense was included in the consolidated statements of operations and deficit. The interest expense for the three and six months ended February 28, 2011 was $1,155,516 and $2,190,562 (2010 - $668,060 and $ 1,238,011) respectively. The effective interest rate related to the credit facility is 24.0%.

Subordinated Promissory Notes

During the year ended August 31, 2009, the Company issued US$2.8 million in unsecured subordinated promissory notes (promissory notes) with a fair value of US$0.8 million as part of the Company’s repurchase of US$21.2 million of senior notes. The promissory notes have a maturity date of February 15, 2016 and shall bear interest for semi-annual payments on February 15th and August 15th of each year. The interest rate for all interest paid on or prior to August 15th, 2011 is 1.5% and thereafter, the interest rate is 12.0%. The promissory notes are not redeemable until February 15th, 2015, at which time the Company may redeem the promissory notes at its option. The effective interest rate on the promissory notes is 31.0%. The cash interest expense for the three and six months ended February 28, 2011 was $43,769 and $84,949 (2010 - $35,268 and $68,415) respectively and the interest accretion expense for the three and six months ended February 28, 2011 was $54,694 and $106,153 (2010 - $44,070 and $85,491) respectively. The accrued interest payable balance at February 28, 2011 included $180,071 (2010 - $74,928) for the subordinated promissory notes.

Subordinated Promissory Notes II

On September 14, 2009, the Company issued US$2.1 million in unsecured subordinated promissory notes (promissory notes II) with a fair value of US$1.1 million as part of the Company’s repurchase of US$9.0 million of senior notes. The promissory notes have a maturity date of September 14, 2014 and bear interest at a rate of 18% compounded annually and is payable on the maturity date. The promissory notes are not redeemable until September 14, 2010, at which time the Company may redeem the promissory notes II at its option. The effective interest rate on the promissory notes is 29.0%. The cash interest expense for the three and six months ended February 28, 2011 was $90,628 and $176,306 (2010 - $99,505 and $167,796) respectively and the interest accretion expense for the three and six months ended February 28, 2011 was $30,044 and $58,446 (2010 - $24,425 and $41,427) respectively. The accrued interest payable balance at February 28, 2011 included $431,845 (2010 - $138,583) for the subordinated promissory notes II.

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
February 28, 2011

6	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company is exposed to significant liquidity risk as it continues to have net cash outflows to support its operations and interest payments on its long-term debt. The Company’s objective is to manage cash and short-term investments, collections of accounts receivable and the availability of funding for certain payments through a committed credit facility while maintaining operations and settling liabilities. The Company monitors its liquidity risk by forecasting its future cash flows over a 15 month horizon, updated on a quarterly basis. The Company has been managing this risk by taking a number of actions as described in note 3.

The Company’s projections of future cash flows are prepared using assumptions that reflect management’s planned courses of action and reflect management’s best estimate of future economic conditions. The key assumptions used in management’s models include the number of estimated new subscribers which reflects estimated growth in automobile sales and extent of penetration in the market; the number of customers expected to cancel existing subscriptions; the volume of multi-year advance subscriptions estimated to be entered into; estimated price increases; amounts of royalties and commissions; and reduction of discretionary costs. Since these projections are based on assumptions about future events, actual cash flows will vary from the Company’s projections and such variations may be material.

At February 28, 2011, the Company has a cash balance of $2,064,321 (August 31, 2010 - $5,698,115), accounts receivable of $2,058,052 (August 31, 2010 - $3,042,931) and restricted investment - letter of credit of $4,000,000 (August 31, 2010 - $4,000,000). The restricted investment supports a letter of credit provided to the Company’s credit card processor and is not available to the Company while it continues to use the credit card processor. The Company used cash of $1,632,055 and $2,535,039 from its operating activities for the three and six months ended February 28, 2011 respectively (2010 - provided cash of $313,995 and used cash of $4,489,365). The Company continued to use cash of $415,176 and $1,098,386 in its investing activities for the three and six months ended February 28, 2011 (2010 - used cash of $664,015 and $1,577,588).

The table below summarizes the Company’s financial and accrued liabilities into relevant maturity groups based on the remaining period at the balance sheet date to the contractual maturity date.  The amounts disclosed in the table are the contractual undiscounted cash flows (in $000’s):

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
February 28, 2011

	Total	0 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	4 - 5 Years	More than 5 Years
Accounts payable and accrued liabilities	25,770	18,395	3,887	3,488	-	-	-
XM accounts payable and accrued liabilities*	1,090	1,090	-	-	-	-	-
Principal on 12.75% Senior Notes*	67,757	-	-	-	67,757	-	-
Interest on 12.75% Senior Notes*	25,920	-	4,320	4,320	17,280	-	-
Principal on 8.0% Convertible Notes	20,000	-	-	-	-	20,000	-
Interest on 8.0% Convertible Notes	5,933	-	800	800	3,200	1,133	-
XM Credit Facility	26,324	-	-	-	26,324	-	-
Interest on XM Credit Facility	6,960	-	-	-	6,960	-	-
Principal on Subordinated Promissory Notes*	2,766	-	-	-	-	2,766	-
Interest on Subordinated Promissory Notes*	1,515	-	21	166	664	664	-
Principal on Subordinated Promissory Notes II*	2,054	-	-	-	-	2,054	-
Interest on Subordinated Promissory Notes II *	2,616	-	-	-	-	2,616	-
Accenture agreement	226	-	-	-	226	-	-
GM Commission	550	-	-	-	550	-	-
NHL Agreement- long term obligations*	8,802	-	-	-	6,719	2,083	-
Total	198,283	19,485	9,028	8,774	129,680	31,316	-
* Balance denominated in USD, subject to fluctuations in exchange rate

Amounts disclosed in the table above are summarized by contractual maturity date. The expected cash repayment dates may differ as a result of the proposed merger (note 4).

7	Financial instruments

The Company, through its financial assets and liabilities, is exposed to various risks.  The analysis in notes 6 and 7 provides a measurement of these risks:

Market Risk
To perform sensitivity analysis, the Company assesses the impact of hypothetical changes in interest rates and foreign currency exchange rates on foreign currency denominated and interest-bearing financial instruments. Information provided by the analysis does not represent the Company’s view of future market changes, nor does it necessarily represent the actual changes in fair value that would occur under normal market conditions because, of necessity, all variables other than the specific market risk factor are held constant. In reality, changes in one factor may result in change to another, which may magnify or counteract the sensitivities.

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
February 28, 2011

Foreign currency risk

The Company is exposed to fluctuations of the Canadian dollar in relation to the US dollar, resulting from the issuance of debt denominated in US dollars, the purchase of US dollar investments, and US dollar-denominated liabilities. The Company does not currently use foreign currency derivatives.

Most of the Company’s revenues and expenses are received or paid in Canadian dollars. Specifically under the XM License Agreement, the Company is not exposed to material foreign currency exchange rate risk as the monthly fees due under this agreement are payable in Canadian dollars. The Company’s only exposure to material foreign currency exchange rate risk is with respect to payments due to XM, under the broadcasting agreement with the NHL and with respect to the payments on the Company’s US dollar-denominated senior and promissory notes. For the six months ending February 28, 2011, these payments amounted to US$9.3 million (2010 - US$8.8 million). The total amount of US dollar denominated liabilities is disclosed in note 6.

The Company’s exposure relates to material foreign currency exchange rate risk resulting from the issuance of debt denominated in US dollars and the purchase of US dollar investments. The Company is also exposed to certain operating costs denominated in US dollars. Management has chosen to not hedge its foreign currency exchange risk.

Fair Value

The carrying value of restricted investments, accounts receivable, accounts payable and accrued liabilities approximates their fair value given their short-term nature.

The carrying value of the senior notes is $68.0 million. The face value of the senior notes is $67.8 million (US$69.8 million) while their fair value is approximately $65.0 million. The fair value is determined using the market prices of the publicly traded senior notes.

The carrying value of the convertible notes is $17.3 million. The face value of the convertible notes is $20.0 million while their fair value is approximately $12.8 million.

The carrying value of the credit facility is $30.7 million. The face value of the credit facility is approximately $33.3 million while its fair value is approximately $29.0 million.

The carrying value of the promissory notes is $1.1 million. The face value of the promissory notes is $2.8 million while their fair value is $1.8 million.

The carrying value of the promissory notes II is $1.3 million. The face value of the promissory notes II is $2.1 million while its fair value is $1.0 million.

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
February 28, 2011

The fair values of the convertible notes, credit facility, and promissory notes are estimated using a discounted future cash flow valuation model. This model includes observable inputs, such as contractual payment terms, maturity dates and relevant market interest rates, as well as unobservable inputs, such as a credit spread attributable to the Company’s own credit risk.

8	Related party accounts and transactions

During the three and six months ended February 28, 2011, the Company had the following transactions with related parties, which were in the normal course of operations.

The Company entered into a license agreement and a technical services agreement with XM Satellite Radio Holdings Inc. (XM) in fiscal 2006. During the three and six months ended February 28, 2011, the Company incurred $2,656,815 and $5,408,519 (2010 - $2,517,126 and $4,902,980) in expenses related to the License Agreement. The Company incurred expenses of $93,528 and $189,720 (2010 - $124,375 and $252,664) for the three and six months ended February 28, 2011 respectively related to technical services.

During the three and six months ended February 28, 2011, the Company also incurred $2,000 and $5,000 (2010 - $42,743 and $104,213) related to the reimbursement of call centre and other charges paid on CSR’s behalf by XM.

The following amount included in accounts payable, is due to XM in respect of fees under the License Agreement related to subscriber revenues and activation charges, fees under the Technical Services Agreement, and the reimbursement of call centre and other charges paid on CSR’s behalf.

	February 28, 2011	August 31, 2010
Accounts payable to XM	$1,089,729	$1,283,982
Amounts able to settle through XM credit facility	$660,657	$714,797

During the three and six months ended February 28, 2011, the Company incurred $25,959 and $26,981 (2010 - $15,521 and $24,700) of expenses related to the reimbursement of operating and travel expenses from a company controlled by the Executive Chairman of the Company.

During the three and six months ended February 28, 2011, the Company received field marketing services from Vision Group of Companies (Vision) valued at approximately $11,000 and $25,000  (2010 - $1,665 and $146,948). The principal of Vision is related to the Executive Chairman of the Company. As at February 28, 2011, $nil (August 31, 2010 - $nil) was included in accounts payable and accrued liabilities.

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
February 28, 2011

During the three and six months ended February 28, 2011, the Company made use of a broadcast centre within the Wayne Gretzky’s Restaurant under an agreement with Long Playing LP (LPLP) valued at $1,921 and $3,842 (2010 - $nil and $nil). The principal of LPLP is related to the Executive Chairman of the Company. As at February 28, 2011, $nil (2010 - $nil) was included in accounts payable and accrued liabilities.

During the three and six months ended February 28, 2011, the Company incurred costs on behalf of Mobilicity in the amount of $36,882 and $81,062 (2010 - $67,875 and $110,766) for which the Company was reimbursed. There is $7,307 of accounts receivable owed from Mobilicity as of February 28, 2011 (August 31, 2010 - $5,855). The Company’s Executive Chairman is the Chairman and controlling shareholder of Mobilicity.

During the three and six months ended February 28, 2011, the Company paid a guarantee fee, under an agreement between the Company and the National Hockey League, to the Executive Chairman in the amount of $12,206 and $24,414 (2010 - $nil and $nil). As at February 28, 2011, $8,064 (August 31, 2010 - $4,139) was included in accounts payable and accrued liabilities.

The Company has executed engagement letters with Canaccord Genuity to provide financial advisory services to the Board of Directors in respect of the proposed merger and refinancing transaction. Under the engagement letters, the Company expects to pay approximately $2.0 million to Canaccord Genuity upon successful completion of both transactions. The Company also expects to pay approximately $0.5 million for a fairness opinion. Philip Evershed, one of the Company’s directors, is the principal of Canaccord Genuity.

The related party transactions described above have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.

9	Share capital and other activity

The authorized share capital of the Company as at February 28, 2011 consisted of the following shares:

Class A Subordinate Voting Shares	unlimited
Class B Voting Shares	unlimited
Class C Non-Voting Shares	unlimited

The Class B Voting Shares are convertible at any time at the holder’s option into fully paid and non-assessable Class A Subordinate Voting Shares upon the basis of one Class A Subordinate Voting Share for three Class B Voting Shares. Each Class B Voting Share participates in the equity of the Company on a per share basis equal to one third of the rate of participation of the Class A Subordinate Voting Shares and the Class C Non-voting Shares.

As at February 28, 2011, the Company had issued 24,384,717 Class A Subordinate Voting Shares (August 31, 2010 - 24,277,544) and 81,428,133 Class B Voting Shares (August 31, 2010 - 81,428,133).

Share capital and other activity are summarized as follows:

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
February 28, 2011

	Number of shares		Value of shares
	Class A Subordinate Voting Shares	Class B Voting Shares	Class A Subordinate Voting Shares $	Class B Voting Shares $	Contributed surplus $	Total $

Balance as at August 31, 2009	23,606,162	81,428,133	318,132,067	14,965,560	26,251,307	359,348,934

Costs incurred by CSRI	-	-	-	-	65,764	65,764
Stock-based compensation expense	-	-	-	-	744,998	744,998
Equity portion of XM credit facility	-	-	-	-	195,466	195,466

Balance as at November 30, 2009	23,606,162	81,428,133	318,132,067	14,965,560	27,257,535	360,355,162
Costs incurred by CSRI	-	-	-	-	67,351	67,351
Stock-based compensation expense	-	-	-	-	570,604	570,604
Issuance of subordinate class A voting shares to satisfy interest payments on Convertible Notes	324,157	-	425,995	-	-	425,995
Restricted stock units converted to shares	117,122	-	180,369	-	-	180,369
Equity portion of XM credit facility	-	-	-	-	286,330	286,330

Balance as at February 28, 2010	24,047,441	81,428,133	318,738,431	14,965,560	28,181,820	361,885,811
Costs incurred by CSRI	-	-	-	-	139,609	139,609
Stock-based compensation expense	-	-	-	-	772,726	772,726
Issuance of subordinate class A voting shares to satisfy interest payments on Convertible Notes	132,938	-	399,994	-	-	399,994
Restricted stock units converted to shares	97,165	-	48,585	-	(48,585)	-
Equity portion of XM credit facility	-	-	-	-	542,374	542,374
Balance as at August 31, 2010	24,277,544	81,428,133	319,187,010	14,965,560	29,587,944	363,740,514

Stock-based compensation expense	-	-	-	-	39,711	39,711
Equity portion of XM credit facility	-	-	-	-	259,283	259,283

Balance as at November 30, 2010	24,277,544	81,428,133	319,187,010	14,965,560	29,886,938	364,039,508
Stock-based compensation expense	-	-	-	-	23,331	23,331
Issuance of subordinate class A voting shares to satisfy interest payments on Convertible Notes	103,323	-	399,993	-	-	399,993
Stock options exercised	3,850		12,745		(7,396)	5,349
Equity portion of XM credit facility	-	-	-	-	240,139	240,139

Balance as at February 28, 2011	24,384,717	81,428,133	319,599,748	14,965,560	30,143,012	364,708,320

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
February 28, 2011

Stock options

Stock option activity was as follows:

	Number of options	Weighted average exercise price $
Balance as at August 31, 2009	2,498,000	8.85
Granted	270,000	1.54

Balance as at November 30, 2009	2,768,000	8.14
Granted	372,000	1.54
Forfeited	(2,000)	6.53

Balance as at February 28, 2010	3,138,000	7.36
Cancelled	(900,000)	16.00
Forfeited	(116,000)	7.40

Balance as at August 31, 2010	2,122,000	3.69
Expired	(354,708)	4.84
Forfeited	(26,000)	3.67

Balance as at November 30, 2010	1,741,292	3.46
Exercised	(3,850)	1.39
Forfeited	(47,317)	2.19

Balance as at February 28, 2011	1,690,125	3.49

In November 2009, the Company granted stock options to certain members of the Board of Directors for 270,000 Class A Subordinate Voting Shares with an exercise price of $1.54. The options vest immediately.  The fair value of the stock options granted was $0.1 million and an amount of $0.1 million was recorded in the consolidated statement of operations and contributed surplus during the quarter ended November 30, 2009.

In December 2009, the Company granted stock options to members of the Company’s management team for 372,000 Class A Subordinate Voting Shares with an exercise price of $1.54. The options vest in 1 to 3 years.  The fair value of the stock options granted was $0.1 million and an amount of less than $0.1 million was recorded in the consolidated statement of operations and contributed surplus during the quarter ended February 28, 2011.

There were no new options granted in the three and six months ended February 28, 2011.

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
February 28, 2011

Restricted stock units

On February 19, 2010, 117,122 previously granted Restricted Share Units (Units) were settled through the issuance of 117,122 Class A Subordinate Voting Shares of the Company. The 117,122 Units were granted on November 12, 2009 by the Company’s Board of Directors to satisfy $180,369 related to the Fiscal 2009 bonus.

10	Loss per share

The weighted average number of shares outstanding used to compute basic loss per share for the three months ended February 28, 2011 was 51,489,371 (2010 - 51,070,254).

The weighted average number of shares outstanding used to compute basic loss per share for the six months ended February 28, 2011 was 51,442,581 (2010 - 50,915,890).

For purposes of the weighted average number of shares outstanding, the Class B Voting Shares were converted into the equivalent number of Class A Subordinate Voting Shares on the basis of one Class A Subordinate Voting Share for three Class B Voting Shares.  Class B Voting Shares participate in the dividends and distributions at a rate of one third of each Class A Subordinate Voting Share. The stock options (note 9) and convertible debt (note 5) were not included in the computation of diluted loss per share, as they would have been anti-dilutive for the periods presented.

11	Supplemental cash flow disclosures

Changes in non-cash working capital related to operations for the three and six months ended February 28 are as follows:

	Three months ended February 28,		Six months ended February 28,
	2011 $	2010 $	2011 $	2010 $

(Increase)/Decrease in current assets and long term prepaids
Accounts receivable	161,378	(135)	984,878	1,604,729
Prepaid expenses and other assets	107,248	(14,621)	(523,516)	(848,594)

Increase/(Decrease) in current and long term liabilities
Accounts payable and accrued liabilities	2,854,707	2,630,793	8,430,795	2,230,643
Deferred revenue	2,090,603	3,406,437	3,095,633	3,418,821
Long term liabilities	(675,891)	198,690	(1,292,904)	233,280
Net change in non-cash balances related to operations	4,538,045	6,221,164	10,694,886	6,638,879

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
February 28, 2011

12	Contracts, contingencies and commitments

CRTC Part II Licence Fees

Historically, the CRTC has levied two different types of fees from broadcast licenses.  These are known as Part I and Part II fees.   The Canadian Association of Broadcasters (“CAB”), on behalf of their members, has challenged in Court the validity of the Part II licence fees.  In December 2006, the Federal Court ruled that the Part II licence fees were an illegal tax.  The Federal Government appealed the Federal Court judgment and on April 28, 2008, the Federal Court of Appeal reversed the decision and found that the fees were a valid regulatory charge.   On June 27, 2008, CAB filed an application for leave to appeal the Appeal Court decision to the Supreme Court of Canada.  On December 18, 2008, the Supreme Court of Canada granted the CAB leave to appeal the Part II licence fee case and on January 19, 2009 the CAB’s notice of appeal was filed.  The Supreme Court of Canada was scheduled to hear the matter on October 19, 2009.

On October 7, 2009, the CAB announced that its Board of Directors, along with other fee-paying stakeholders, approved the terms of a settlement agreement with the Federal Government pertaining to the Part II licence fee issue.   The agreement waived fees due to the Federal Government, but not collected by the CRTC for fiscal 2007, 2008 and 2009.  CSR is required to pay a fee as part of the new Part II fee regime implemented that is capped on an industry wide basis and this fee was paid during the quarter ended February 28, 2011.

As at August 31, 2009, CSR had accrued approximately $1.2 million in current liabilities representing unpaid Part II licence fees. This amount was credited to the statement of operations during the quarter ended November 30, 2009.

National Hockey League

On September 9, 2005, XM and the National Hockey League (NHL) signed a term sheet to secure satellite radio National Hockey League broadcast and marketing rights. The agreement between XM and the National Hockey League is a ten-year agreement, with satellite radio exclusivity over the last eight years, for which XM’s total cost is approximately $97.1 million (US$100 million). The Company’s commitment to reimburse XM for a portion of its obligations under this term sheet totalled $67.1 million (US$69.1 million).

During the year ended August 31, 2008, the Company, XM and the NHL agreed to an amendment to the NHL agreement which will defer a portion of the licence fee payable during the 2007-2008 and 2008-2009 seasons to years seven to nine of the original agreement.  The Company also issued to the NHL 102,150 Class A Subordinate Voting Shares with a market value at the date of issuance in December 2007 equal to US$500,000. In addition, XM and the Company agreed to increase the total of the Company’s portion of the commitment to US$71.8 million over the term of the agreement. The Company accounts for the difference between the periodic cost of the services (determined on a straight line basis) and the amount paid in each period as an other financial liability. The periodic service cost reflects the fees over the term of the arrangement less the interest component determined using the effective interest rate method. Programming costs reflect the fees over the term of the arrangement and amortization of the brands. As at February 28, 2011, a liability of $8,801,577 is recorded in other long-term liabilities, of which $3,977,853 is related to programming and $4,823,724 is related to the marketing rights.

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
February 28, 2011

During the year ended August 31, 2010, the Company and the NHL signed an agreement to defer a portion of the quarterly instalments of the annual licence fees due to the NHL for the 2009/2010 season. The total amount of the deferral is US$1.5 million and the payments may be deferred for 12 months. In consideration of the deferral, the Company will pay interest of 12% annually and will compensate the NHL for any loss on value below $2.50 of the 102,150 Class A Subordinate Voting Shares issued to the NHL for the amended agreement signed during the year ended August 31, 2008. The compensation for any loss on value of the Class A Subordinate Voting Shares has been determined to be an embedded derivative that is required to be bifurcated from the underlying host contract and accounted for as a derivative at fair value with changes in fair value recorded in earnings. As at February 28, 2011, a value of $0.1 million was assigned to this embedded derivative.

The Executive Chairman of the Company has provided a guarantee to the NHL for the amount deferred in the agreement. In return, the Company will pay a monthly guarantee fee to the Executive Chairman of 0.25% of the deferred amount.

General Motors of Canada Limited (GMCL)

During the quarter ended February 28, 2011, GMCL and the Company signed an agreement to defer the payment of certain amounts due to GMCL, up to $3.7 million. The agreement defers the amount of monthly revenue share payments beginning in December 2009 and continuing through calendar 2010 for up to one year from the due date of each monthly payment to a maximum of $3 million. In addition, the agreement defers the payment of $0.7 million in loyalty bounty due to GMCL. In consideration of this deferral, the Company will pay interest of 19% annually, compounded monthly. As of February 28, 2011, the amount deferred including interest payable is $3.4 million.

The agreement includes a provision for immediate repayment of outstanding amounts in the event of the Company refinancing or completing the proposed merger. If the refinancing or proposed merger are not completed by May 31, 2011, the outstanding bounty amount is immediately due and the consideration of the deferral of the monthly revenue share payments is changed to an interest rate of 15% per annum, compounded monthly and the issuance of share purchase warrants (warrants) to GMCL. Each warrant will entitle the holder to purchase one Class A Subordinate Voting Share. Each warrant would have an exercise price equal to the market price of one CSR share at the time of issuance of the warrant. One warrant will be issued for every three dollars of the deferred revenue share amount, excluding accrued interest, adjusted for any change in the market price of the Company’s common shares between the date of the agreement and the issuance date of the warrants.

(19)

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Management’s discussion and analysis (“MD&A”) discusses the significant factors affecting the results of operations and financial position of Canadian Satellite Radio Holdings Inc. (the “Company”) for the three and six months (the “second quarter” and “year-to-date”) ended February 28, 2011. This MD&A should be read in conjunction with the audited consolidated financial statements and related notes thereto included in the Company’s annual report for the year ended August 31, 2010. The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are expressed in Canadian dollars, unless otherwise noted.

This MD&A has been prepared as of April 12, 2011 at which time 24,384,717 Class A Subordinate Voting shares and 81,428,133 Class B Voting shares are outstanding.

This MD&A contains the following sections:

Forward-Looking Disclaimer	1
Overview	2
Operating Definitions	4
Results of Operations	10
Liquidity and Capital Resources	24
Off-Balance Sheet Arrangements	30
Arrangements, Relationships and Transactions with Related Parties	30
Critical Accounting Policies and Estimates	32
Recent Accounting Pronouncements and Changes	34
Future Accounting Pronouncements	35
International Financial Reporting Standards	35
Certain Risk Factors	37
Outstanding Share Data and Other Information	39

Forward-Looking Disclaimer

This discussion contains certain information that may constitute forward-looking statements within the meaning of securities laws.  These statements relate to future events or future performance and reflect management’s expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of the Company on a consolidated basis.  In some cases, forward-looking statements can be identified by terminology such as “may”, “would”, “could”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, “seek” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company’s objectives, plans and goals, including future operating results, economic performance and subscriber recruitment efforts involve forward-looking statements.  A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements.

Although the forward-looking statements contained in this discussion are based on what management of the Company considers are reasonable assumptions based on information currently available to it, there can be no assurance that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect.   Our financial projections are based on estimates regarding expected future costs and expected revenue, which are fully described in this MD&A. Other than as required by applicable Canadian securities law the Company does not update or revise any forward-looking statements to reflect new information, future events or otherwise.  These forward-looking statements are subject to risks and uncertainties that could cause actual results or events to differ materially from expectations.  These include but are not limited to the risk factors included in this MD&A (including those listed under the heading “Certain Risk Factors”) in addition to the risks itemized in our Annual Report in Form 20-F (“Form 20-F”) for the fiscal year ended August 31, 2010.  Readers are advised to review these risk factors for a detailed discussion of the risks and uncertainties affecting the Company’s business.  Readers should not place undue reliance on forward-looking statements.

Overview

Our Business

Our vision is to be the leading premium digital audio entertainment and information service provider in Canada. Our strategy is founded on the principles of acquiring subscribers in the near and long-term in the most cost effective manner.

Satellite Radio offers 120 - 130 channels, including commercial-free music as well as news, talk, sports and children’s programming, and over 12 Canadian channels designed and developed from studios in Toronto, Ontario and Québec City, Québec. We continue to leverage our unique programming assets, such as our exclusive broadcasting agreement with the National Hockey League (“NHL”) and our NHL Home Ice channel.

Our target market in Canada includes more than 25 million registered vehicles on the road, an estimated 1.56 million new vehicles forecasted to be sold in calendar year 2011 and more than 12 million households. We are the leader in digital audio entertainment distribution and information delivered via satellite to new vehicles sold in Canada. The Satellite radio service is available as standard equipment or as a factory-installed option in more than 50% of new vehicles to be sold in model year 2011. XM radios are available under Pioneer, Audiovox and other brand names at national consumer electronics retailers such as Best Buy, Future Shop, Canadian Tire, WalMart Canada and other national and regional retailers.

The Company is focused on achieving positive operating income as quickly as possible by maximizing our revenues through subscriptions, advertising and other ancillary opportunities as well as maintaining effective cost controls, managing subscriber acquisition costs and by creating a long-term customer base through quality service. We believe that a premium service will attract a premium customer.

Highlights for the Second Quarter of 2011

Corporate and Business Highlights

On November 24, 2010, the Company publicly announced it has entered into a definitive agreement to combine operations with Sirius Canada Inc. (“Sirius Canada”), (the “transaction” or the “merger”). Under the terms of the agreement, Sirius Canada shareholders are expected to be issued treasury shares of CSR representing a 58.0 per cent equity interest in CSR immediately following the closing of the transaction. The approximate ownership interest in CSR following the closing of the transaction would then be as follows: CSRI Inc., an entity controlled by John Bitove, the chairman of CSR, 30.0 per cent voting interest (22.7 per cent equity interest); CBC/Radio-Canada 20.2 per cent voting interest (15.0 per cent equity interest); Slaight Communications 20.2 per cent voting interest (15.0 per cent equity interest); Sirius XM Radio Inc. (Sirius XM) (NASDAQ:SIRI) 25.0 per cent voting interest (37.1 per cent equity interest); with the remainder being widely held. In the event that CSR has a cash balance (which includes cash and cash equivalents and restricted investments) of less than $9 million at the closing of the transaction, each of the Vendors shall receive non-interest bearing promissory notes in the aggregate for the difference between the actual cash balance and $9 million.

For the year ended August 31, 2010, the combined company expects to have pro forma revenues of approximately $200 million, pro forma adjusted EBITDA excluding stock compensation expense of approximately $3.7 million, and expects to have long-term debt of at least $150 million. As of November 30th, 2010 the combined company expects to have pro forma revenues of approximately $55 million and pro forma EBITDA excluding stock compensation expense of approximately $5.5 million.   The combined company will have a total subscriber base of over 1.8 million. The combination is expected to yield synergies of approximately $20 million on an annualized basis within 18 months by allowing the combined company to better manage costs through improved efficiencies and greater economies of scale.

In addition, as part of the announcement on November 24, 2010, CSR also announced its intention to exchange its outstanding unsecured senior notes with a face value of US$69.8 million for new unsecured senior notes of CSR with different terms. At March 25, 2011 holders representing $US68.8 million have agreed to tender their notes in the exchange offer for the new unsecured senior notes of CSR and consent to the proposed amendments to the indenture governing the outstanding unsecured senior notes. Concurrent with the closing of the exchange offer, CSR anticipates issuing additional new unsecured senior notes on a private placement basis to accredited investors - for a total of approximately $130 million of long-term debt in the combined entity as a result of the exchange and new issuance. The note holders are entitled to a commitment fee of 0.5% of the principal of the notes for each month prior to the merger closing to a maximum of 1.5% of the principal of the notes. It is expected that the exchange offer and issuance of new unsecured senior notes will be completed contemporaneously with the closing of the combination transaction.

On February 17th, 2011 the Company obtained shareholder approval of the proposed transaction at its annual and special shareholder meeting.

On February 23rd, 2011 the Competition Bureau issued a No-Action Letter and announced that it does not intend to make an application to the Competition Tribunal to challenge the proposed acquisition of Sirius Canada Inc. by Canadian Satellite Radio Holdings Inc. under the merger provisions of the Competition Act.

On April 11th, 2011 the Canadian Radio-television and Telecommunications Commission (CRTC) issued its ruling authorizing approval of a transaction that will result in CSR owning 100% of both of Canada’s two satellite radio businesses, XM Canada and Sirius Canada which are both licensed under the Broadcasting Act. The ruling follows CRTC hearings on March 7 and 8 in which shareholders and management of both CSR and Sirius Canada participated, as well as presentations by other broadcasting industry stakeholders. The CRTC also extended the broadcasting licences of Sirius and CSR for one year ending August 31, 2012.

Financial Highlights

The following are highlights for the three months ended February 28, 2011 (compared to the three months ended February 28, 2010):

•	Revenue increased by 13.4% to $15.8 million from $13.9 million;

•	ARPU increased by 2.7% to $11.44 from $11.14, marking the 3rd consecutive quarter of improvement;

•
EBITDA, excluding merger related costs of $2.0 million improved by 74.1% to  ($0.9 million) from  ($3.5 million); after merger costs EBITDA increased by 17.1% or $0.6 million to ($2.9 million) from ($ 3.5 million) in the second quarters of 2011 and 2010 respectively

•
Pre-Marketing Adjusted Operating Profit excluding merger costs improved 106.6% to $3.5 million from $1.7 million; after merger costs Pre-Marketing Adjusted Operating Profit decreased 12.2% to $1.5 million from $1.7 million.

•	Self-Paying Subscribers increased 11.1% to 447,600 from 402,900;

•	Deferred Revenue increased by $2.1 million for the quarter.

Operating Definitions

(a)
Adjusted Operating Profit (Loss): defined as Loss before the undernoted adjusted for amortization, stock-based compensation to employees, directors, officers and service providers, and non-cash costs paid by our parent company. We believe that Adjusted Operating Profit (Loss), as opposed to operating profit (loss) or net profit (loss), provides a better measure of our core business operating results and improves comparability. We believe that Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by management to measure the operating performance of our business.  While amortization and stock-based compensation are considered operating costs under GAAP, these expenses primarily represent the current period allocation of non-cash costs associated with long-lived assets acquired or constructed in prior periods and non-cash employee and service provider compensation. Costs paid by the parent company are non-cash costs related to the license application process and are not related to ongoing operations of the business. Adjusted Operating Profit (Loss) is a calculation used as a basis for investors and analysts to evaluate and compare the periodic and future operating performances and value of similar companies in our industry, although our measure of Adjusted Operating Profit (Loss) may not be comparable to similarly titled measures of other companies. Adjusted Operating Profit (Loss) does not purport to represent operating profit (loss) or cash flow from operating activities, as those terms are defined under GAAP, and should not be considered as an alternative to those measurements as an indicator of our performance. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Consolidated Statement of Operations and Deficit.

(b)
Average Monthly Subscription Revenue Per Subscriber (ARPU): derived from the total of earned subscription revenue (net of promotions and rebates) and the Music Royalty Fee, divided by the monthly weighted average number of Self-Paying Subscribers for the period reported.  ARPU is a measure of operational performance and not a measure of financial performance under GAAP.  We believe ARPU is a useful measure of our operating performance and is a significant basis used by management to measure the operating performance of our business. This non-GAAP measure, which uses certain revenue line items from our Statement of Operations and Deficit, should be used in addition to, but not as a substitute for, the analysis provided in the Consolidated Statement of Operations and Deficit. ARPU may fluctuate based on promotions, changes in our subscription rates, as well as the adoption rate of annual and multi-year prepayment plans, multi-radio discount plans (such as the family plan), commercial plans and premium services.

(c)
Cost Per Gross Addition (CPGA): includes the amounts in SAC, as well as advertising and marketing, which includes advertising, media and other discretionary marketing expenses.  CPGA costs do not include the costs of marketing staff.  CPGA is a measure of operational performance and not a measure of financial performance under GAAP. We believe CPGA is a useful measure of our operating performance and is a significant basis used by management to measure the operating performance of our business. This non-GAAP measure, which uses certain expense line items from our Consolidated Statement of Operations and Deficit, should be used in addition to, but not as a substitute for, the analysis provided in our financial statements. CPGA is primarily captured by the combination of subsidies & distribution, advertising & marketing, plus the negative margins from equipment sales.  These costs are divided by the number of Self-Paying Subscriber gross additions for the period to calculate average CPGA.

(d)	EBITDA: defined as earnings before interest, taxes, depreciation & amortization, revaluation of derivative and foreign exchange gains and losses.

(e)	EBITDA excluding merger costs: defined as earnings before interest, taxes, depreciation & amortization, revaluation of derivative, foreign exchange gains and losses and any merger related costs.

(f)	Free Cash Flow: means cash provided before financing activities on the Company’s Consolidated Statement of Cash Flows.

(g)	OEM Promotional Subscribers:

(i)	subscribers in the automotive original equipment manufacturer (“OEM”) trial period (generally a three-month period) where none of the trial is paid for by automakers; and

(ii)
all subscribers in the OEM post-trial period. The OEM post-trial period is the three-month period following the OEM trial period where we continue to attempt to convert OEM Promotional Subscribers into Self-Paying Subscribers.

(h)	Other Paying Subscribers:

(i)	subscribers currently in an OEM trial period and vehicles factory-activated with the XM service, whereby automakers have agreed to pay for all or a portion of the trial period service; and

(ii)
subscribers who are accessing a portion of our programming through other subscription services that we are partnered with such as wireless (“Partnership Subscribers”). With respect to Partnership Subscribers, in exchange for providing the programming, we receive a portion of the monthly revenue collected by our partners, on a per subscriber basis. Other Paying Subscribers, including Partnership Subscribers, OEM Promotional Subscribers and Rental Car Subscribers are not included in our reporting of Subscription Revenue, ARPU, CPGA and SAC (defined below). Revenue generated from Other Paying Subscribers contributes to other revenue in our results from operations.

(i)
Pre-Marketing Adjusted Operating Profit (Loss): calculated by adding back total marketing expenses to Adjusted Operating Profit (Loss) (as defined in (i) above). We believe Pre-Marketing Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.  This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in our Consolidated Statement of Operations and Deficit.

(j)	Rental Car Subscriber: rental cars installed with XM satellite radio service for which the Company receives compensation.

(k)
Self-Paying Subscribers: subscribers who are receiving and have paid or agreed to pay for our satellite radio service or our standalone internet radio or mobile radio service by credit card, prepaid card or invoice. Radio receivers that are revenue generating are counted individually as Self-Paying Subscribers.  Subscribers who have paid or agreed to pay for our internet radio or mobile radio service as an addition to their existing satellite radio service are counted as a single subscriber.

(l)
Subscriber Acquisition Costs (SAC): includes subsidies and distribution costs and net costs related to equipment sold directly to the consumer. Subscriber acquisition costs are divided by Self-Paying Subscriber gross additions for the period to calculate SAC. SAC is a measure of operational performance and not a measure of financial performance under generally accepted accounting principles. Management believes SAC is a useful measure of the operating performance of the business. This non-GAAP measure, which uses certain expense line items from our Statement of Operations and Deficit, should be used in addition to, but not as a substitute for, the analysis provided in the Consolidated Statement of Operations and Deficit. In our financial statements, most of our subscriber acquisition costs are captured in marketing.

(m)
Subscription Revenue: consists primarily of monthly subscription fees for our satellite radio service charged to consumers, commercial establishments and fleets and is recognized as the service is provided.  Promotions and discounts are treated as a reduction to revenue over the term of the plan purchased by the subscriber.  Subscription revenue growth is predominantly driven by growth in our subscriber base but is also affected by fluctuations in the percentage of subscribers in our various discount plans as well as changes in our subscription rates.

(n)	Q1: means first quarter.

(o)	Q2: means second quarter.

(p)	Q3: means third quarter.

(q)	Q4: means fourth quarter

(r)	Vendors: means CBC/Radio-Canada, Slaight Communications and Sirius XM Radio Inc.

Selected Financial Information

The following selected financial information has been derived from our unaudited consolidated financial statements and should be read in conjunction with our audited consolidated financial statements and related notes thereto.

	Second quarter		Year-to-date

	2011	2010	2011	2010
REVENUE
Subscription	15,177,598	13,256,268	29,912,798	26,222,940
Activation	191,316	224,970	387,658	454,866
Equipment sales	180,204	128,488	395,693	342,558
Advertising and Other Revenue	253,651	322,029	496,047	583,809
Total Revenues	15,802,769	13,931,755	31,192,196	27,604,173

OPERATING EXPENSES
Cost of Revenue
Revenue share and royalties	5,063,691	4,420,871	10,144,652	8,608,718
Customer care & billing operations	1,071,519	1,152,435	2,093,260	2,258,015
Cost of merchandise	335,020	360,045	750,043	693,309
Broadcast and operations	386,922	349,172	758,820	741,174
Programming and content	2,224,344	1,893,163	3,761,664	3,873,424
Total Cost of Revenue	9,081,496	8,175,686	17,508,439	16,174,640

Gain on reversal of Part II license fee	-	-	-	(1,186,832)
General and administrative	3,252,573	4,144,826	6,736,515	8,418,006
Stock based compensation	23,331	570,604	63,042	1,315,602
Merger Costs	1,994,600	-	2,806,129	-

Marketing
Support	774,746	805,428	1,587,909	1,635,253
Subsidies and distribution	1,537,417	1,439,410	3,344,502	2,609,294
Advertising and marketing	2,036,558	2,290,174	4,320,764	3,950,588
Total Marketing	4,348,721	4,535,012	9,253,175	8,195,135

Amortization	5,788,688	6,367,173	11,993,229	12,369,324
Total operating expenses	24,489,409	23,793,301	48,360,529	45,285,875

Loss before the undernoted	(8,686,640)	(9,861,546)	(17,168,333)	(17,681,702)
Interest income	(15,003)	(20,699)	(27,497)	(35,920)
Interest expense	5,105,906	4,567,074	9,962,368	8,688,140
Revaluation of derivative	(62,971)	-	(98,863)	-
Gain on debt repurchase	-	-	-	(7,076,232)
Foreign exchange gain	(4,394,114)	(240,905)	(7,531,592)	(3,424,120)

Net loss for the period	(9,320,458)	(14,167,016)	(19,472,749)	(15,833,570)

Revenue increased 2.7% in the second quarter of 2011 compared to the first quarter of 2011 and grew by 13.4% compared to the second quarter of 2010. The year-over-year and sequential quarter increases were driven by growth in our Paying Subscribers as well as an increase in ARPU.

The following is a reconciliation of profit (loss) before the undernoted to Adjusted Operating Profit (Loss)

	FISCAL YEAR 2011
In ($000’s)	Q1	Q2	Q3	Q4

Profit (loss) before the undernoted	(8,482)	(8,687)

Add back non-Adjusted Operating Profit (Loss) items included in loss
Amortization	6,205	5,789
EBITDA	(2,277)	(2,898)
Merger costs	812	1,995
EBITDA (Excluding merger costs)	(1,465)	(903)

EBITDA	(2,277)	(2,898)
Stock-based compensation	40	23
Costs paid by parent company	-	-
Adjusted Operating Profit (Loss)	(2,237)	(2,875)
Add total marketing	4,904	4,349
Pre-Marketing Adjusted Operating Profit	2,667	1,474

	FISCAL YEAR 2010
In ($000’s)	Q1	Q2	Q3	Q4

Profit (loss) before the undernoted	(7,820)	(9,861)	(9,951)	(7,084)

Add back non-Adjusted Operating Profit (Loss) items included in loss
Amortization	6,002	6,367	6,189	6,206
EBITDA	(1,818)	(3,494)	(3,762)	(878)
Stock-based compensation	745	571	547	225
Costs paid by parent company	66	67	(133)	-

Adjusted Operating Profit (Loss)	(1,007)	(2,856)	(3,348)	(653)
Add total marketing	3,660	4,535	4,515	4,448
Pre-Marketing Adjusted Operating Profit	2,653	1,679	1,167	3,795

	FISCAL YEAR 2009 (RESTATED)
($000’s)	Q1	Q2	Q3	Q4

Profit (loss) before the undernoted	(9,607)	(12,232)	(10,003)	(9,949)

Add back non-Adjusted Operating Profit (Loss) items included in loss
Amortization	6,085	6,134	6,157	6,167
EBITDA	(3,522)	(6,098)	(3,846)	(3,782)
Stock-based compensation	690	611	597	593
Costs paid by parent company	60	61	63	64

Adjusted Operating Profit (Loss)	(2,772)	(5,426)	(3,186)	(3,125)
Add total marketing	5,731	6,262	5,616	4,510
Pre-Marketing Adjusted Operating Profit	2,959	836	2,430	1,385

Note: Comparative quarterly results for 2009 have been restated to reflect the Company’s adoption of CICA 3064.

	FISCAL YEAR ENDED AUGUST 31,
($000’s)	2010	2009	2008
		RESTATED	RESTATED
Profit (loss) before the undernoted	(34,717)	(41,791)	(56,708)

Add back non-Adjusted Operating Profit (Loss) items included in loss
Amortization	24,764	24,543	23,968
EBITDA	(9,953)	(17,248)	(32,740)
Stock-based compensation	2,088	2,492	3,388
Costs paid by parent company	-	248	225

Adjusted Operating Profit (Loss)	(7,865)	(14,508)	(29,127)
Add total marketing	17,159	22,119	26,406
Pre-Marketing Adjusted Operating Profit (Loss)	9,294	7,611	(2,721)

The following is a summary of quarterly results for past fiscal quarters.

	FISCAL YEAR 2011
(In $000’s except for per share data)	Q1	Q2	Q3	Q4

Total revenue	15,389	15,803
Net loss	(10,152)	(9,320)
Net loss per basic and fully diluted share	(0.20)	(0.18)

	FISCAL YEAR 2010
(In $000’s except for per share data)	Q1	Q2	Q3	Q4

Total revenue	13,672	13,932	14,145	14,862
Net loss	(1,667)	(14,167)	(15,095)	(13,806)
Net loss per basic and fully diluted share	(0.03)	(0.28)	(0.29)	(0.27)

	FISCAL YEAR 2009
(In $000’s except for per share data)	Q1	Q2	Q3	Q4
	Restated	Restated	Restated	Restated

Total revenue	12,457	12,780	13,476	13,741
Net income (loss)	(31,695)	(21,016)	24,114	(14,451)
Net income (loss) per basic share	(0.66)	(0.43)	0.49	(0.27)
Net income (loss) per fully diluted share	(0.66)	(0.43)	0.48	(0.27)

Results of Operations

The following table is a summary of the key financial and operating metrics that the Company uses to help measure the success of operations. Please refer to the previous section Operating Definitions for an overview of the metrics noted below.

	Second Quarter Ended		First Quarter Ended
	Feb 28,	Feb 28,	Nov 30,	Nov 30,
	2011	2010	2010	2009
Financial Metrics ($000s)
Revenue	15,803	13,932	15,389	13,672
Adjusted Operating Profit (Loss)	(2,875)	(2,856)	(2,237)	(1,007)
EBITDA	(2,898)	(3,494)	(2,277)	(1,818)
EBITDA (Excl. merger costs)	(903)	(3,494)	(1,466)	(1,818)

Operating Metrics
Total Subscribers	626,700	539,600	611,500	528,400
Self-Paying Subscribers	447,600	402,900	439,300	391,600
ARPU	11.44	11.14	11.40	11.26
SAC	45	43	54	35
CPGA	103	107	121	83

Subscribers

As at February 28, 2011, we had total subscribers of 626,700, representing 542,900 Paying Subscribers and 83,800 OEM Promotional Subscribers. Included in the 542,900 Paying Subscribers, which are the primary source of the Company’s revenue, is 447,600 Self-Paying Subscribers and 95,300 Other Paying Subscribers. Self-Paying Subscribers increased 11% versus the second quarter of 2010, driven largely by growth in OEM net additions. Other Paying Subscribers increased 24% versus the second quarter of 2010 due to a 44% increase in customers on trial subscriptions offset by a 36% decline in wireless subscribers.

ARPU

ARPU was $11.44 and $11.14 for the second quarters of 2011 and 2010, respectively. ARPU increased by 2.7% in the second quarter of 2011 compared to the second quarter of 2010 due primarily to the Music Royalty Fee which was introduced in May 2010 offset by:

(i)	an increase in automotive Self-Paying Subscribers which have a lower ARPU;

(ii)	an increase in subscribers committing to multi-year plans as a result of promotional discounts

ARPU is below the basic service price due to promotions offered to new OEM Self-Paying Subscribers, family plan subscribers and discounted multi-year plans that provide the Company with a significant working capital benefit. As the Company continues to grow the business it is anticipated that ARPU may fluctuate due to multi-year plans and promotional discounts offered to attract and retain its Self-Paying Subscriber base. The Company expects that ARPU will continue to increase as the Music Royalty Fee is introduced to a larger portion of the Company’s customer base and through initiatives to optimize ARPU.

Deferred Revenue (Short-Term and Long-Term) on Balance Sheet
($ millions)

The amount of deferred revenue on the Company’s balance sheet includes cash received on the purchase of service plans and activation fees, which are amortized over 40 months. The majority of the balance is from the prepayment of service plans. Discounted service plans to incent long-term prepayment are a contributing factor towards achieving positive working capital for the future, assuming self-paying subscribers continue to increase.

The short-term and long-term deferred revenue balance on the Company’s balance sheet increased by $2.1 million during the quarter and has increased by $6.6 million over the past 12 months. This increase is attributable to: (i) an increase in the number of months that customers typically prepay for service; and (ii) the Company’s growing subscriber base. The Company expects this trend in deferred revenue to continue, however, the pace of growth ultimately depends on the pace of Self-Paying Subscriber growth as well as how aggressively the Company attempts to migrate customers to longer-term plans.

Revenue

Revenue includes Subscription Revenue (including Music Royalty Fees), activation fees, sale of merchandise through direct fulfillment channels, advertising revenue from Canadian-produced channels and other revenue from partnership subscribers.

($ millions)

•
Second Quarter: Revenue increased by $1.9 million, or 13.4%, to $15.8 million from $13.9 million for the second quarters of 2011 and 2010, respectively. The increase was attributable to the Company’s growing subscriber base as well as an increase in ARPU to $11.44 from $11.14 over the same period.

•
Year-to-date: On a year-to-date basis, revenue increased by $3.6 million or 13.0% to $31.2 million in 2011 from $27.6 million in 2010. The increase in revenues is attributable to the Company’s growing subscriber base as well as an increase in ARPU.

Cost of Revenue

Cost of revenue increased by $0.9 million to $9.1 million in the second quarter of 2011 from $8.2 million in second quarter of 2010.  On a year to date basis, cost of revenue increased 8.2% to $17.5 million from $16.2 million. The reasons for the increase in cost of revenue are discussed below. Cost of revenue is comprised of the following:

Revenue share & royalties - Revenue share & royalties includes Canadian Radio-television Telecommunications Commission (“CRTC”) fees, Canadian talent development fees, performance rights obligations to composers, artists, and copyright owners for public performances of their creative works broadcast on the Company’s satellite radio service, residual commissions paid to distribution partners and fees paid to Sirius XM, including a 15% monthly royalty on all subscriber revenue.

•
Second quarter: Revenue share & royalties increased by $0.6 million, or 14.5%, to $5.1 million from $4.4 million for the second quarters of 2011 and 2010, respectively. Revenue share & royalties increased in the second quarter of 2011 compared to the second quarter of 2010 due to higher revenues over the comparative period last year.

•
Year-to-date: On a year-to-date basis, revenue share & royalties increased by $1.5 million or 17.8% to $10.1 million in 2011 from $8.6 million in 2010 due to increased payments to an automotive partner and  higher revenues year over year.

Customer care & billing operations - Customer care & billing operations consist primarily of personnel and related costs associated with the ongoing operations of a call centre to activate and invoice satellite radio subscribers. The Company operates onshore and offshore customer support centers through third party vendors and the objective is to continue to find the optimum blend of on and offshore volume allocation in order to maximize cost efficiencies. The Company has reduced costs in this area and will continue to seek further cost reduction opportunities.

•	The average cost of customer care & billing operations per Self-Paying Subscriber decreased by $0.16, or 17%, to $0.80 from $0.96 for the second quarters of 2011 and 2010, respectively.

•
Second quarter: Customer care & billing operations costs decreased slightly by $0.1 million to $1.1 million from $1.2 million for the second quarters of 2011 and 2010. Customer care & billing operations costs are primarily driven by the volume derived from the Company’s growing subscriber base. Customer care & billing operations costs decreased despite higher call volume due to a lower internal labor costs.

•
Year-to-date: On a year-to-date basis, customer care & billing operations costs, decreased by $0.2 million, or 7.3% to $2.1 million in 2011 from $2.3 million 2010. While these costs are driven by the volume derived from our growing subscriber base, there were a number of initiatives that muted the costs increase compared to the same period in the prior year. The most significant initiatives were; improved pricing with a third party service provider and lower internal labor costs.

Customer Care & Billing Operations per Self-Paying Subscriber

Cost of merchandise - The Company sells merchandise under normal business terms directly to employees, friends and family, existing subscribers who purchase additional radios, and to commercial accounts through our direct fulfillment channel.  Cost of merchandise consists primarily of the cost of radios and accessories and related fulfillment costs associated with the direct sale of this merchandise.

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Second quarter: Cost of merchandise decreased by less than $0.1 million, or 7.0%, to $0.3 million from $0.4 million for the second quarters of 2011 and 2010, respectively. These costs are primarily driven by the volume and levels of discounts on radio sales, which are mostly affected by promotional programs and commercial accounts. Cost of merchandise decreased during the current period compared to the same period in the prior year due to lower sales volume in the current period.

•
Year-to-date: Cost of merchandise increased by $0.1 million, or 8.2% to $0.8 million in 2011 from $0.7 million in 2010 due to a shift in product mix for radio sold through the direct channel as there are higher costs associated with selling some newer model radios.

Broadcast & operations - Broadcast & operations includes costs associated with operating our terrestrial repeater network, the management and maintenance of systems and facilities as well as information technology expense related to the Company’s studios.  Specifically, broadcast expenses include costs associated with the management and maintenance of the systems, software, hardware, production and performance studios used in the creation and distribution of Canadian-produced channels.  Operations expenses include operating costs of facilities and terrestrial repeater network and information technology expenses related to the broadcast facilities.

•
Second quarter: Broadcast & operations expenses increased by less than $0.1 million, or 10.8% to $0.4 million from $0.3 million for the second quarters of 2011 and 2010, respectively. Broadcast and operations expenses may fluctuate from quarter to quarter depending on the timing of maintenance and repairs on the Company’s broadcast repeaters. The average cost of broadcast & operations per Self-Paying Subscriber remained flat at $0.29 for the second quarters of 2011 and 2010. The Company expects the average cost of broadcast & operations per Self-Paying Subscriber to continue to decrease on an annual basis as these costs do not increase proportionally to the growth in the subscriber base.

•
Year-to-date:  On a year-to-date basis, broadcast and operations expenses increased by less than $0.1 million, or 2.4% to $0.8 million in 2011 from $0.7 million in 2010. Broadcast and operations expenses may fluctuate from quarter to quarter depending on the timing of maintenance and repairs on the Company’s broadcast repeaters.

Broadcast & Operations per Self-Paying Subscriber

Programming & content - Programming & content expenses include the creative, production and licensing costs for live NHL programming associated with the Company’s Canadian-produced channels, which includes third party content acquisition that are driven by programming initiatives.  The Company views programming & content as a cost of attracting and retaining subscribers. The NHL License Agreement was launched on XM in November 2005 and is amortized over the NHL season, which runs for a nine month period beginning in October of each year.

•
Second quarter: Programming & content expenses increased by $0.3 million or 17.5%, to $2.2 million in second quarter of 2011 from $1.9 million in same quarter of 2010. The increase related to higher costs recorded in the current quarter related to NHL programming of $0.6m partially offset by a reduction in those costs as the Canadian dollar strengthened against the US dollar during the second quarter of 2011 compared to the second quarter of 2010.

•
Year-to-date: On a year-to-date basis, programming & content expenses decreased $0.1 million or 2.9%, to $3.8 million in 2011 from $3.9 million in 2010. The decrease in programming costs is a result of lower costs to satisfy NHL obligations compared to the same period prior year as the Canadian dollar strengthened against the US dollar during the second quarter of 2011 compared to the second quarter of 2010.

Marketing - Marketing expenses decreased by $0.2 million, or 4.1%, to $4.3 million from $4.5 million for the second quarters of 2011 and 2010, respectively. The decrease in marketing expenses is due to lower spending on general marketing for radio and internet advertising. Marketing costs consist of the direct cost to acquire a subscriber, including subsidies to drive hardware price points and distribution commissions, as well as discretionary costs consisting of advertising and brand development and promotion of our service. On a year-to-date basis, marketing expenses increased by $1.1 million or 12.9% to $9.3 million from $8.2 million for 2011 and 2010, respectively. The increase in marketing expenses is driven primarily by higher spending on subsidies & distribution costs in the automotive channel offset by lower spending on general marketing for radio and internet advertising. Please see below for further details on year-over-year changes.

Marketing support - Marketing support includes staffing directly associated with selling radio receivers through our distribution channels, converting OEM trial customers into Self-Paying Subscribers, and marketing the XM brand.

•	Second quarter: Marketing support costs remained flat at $0.8 million for the second quarters of 2011 and 2010.

•	Year-to-date: On a year-to-date basis, marketing support costs also remained flat at $1.6 million for 2011 and 2010.

Subsidies & distribution - These direct costs include the subsidization of radios, commissions paid with respect to the sale and activation of radios, and certain promotional costs.

•
Second quarter: Subsidies & distribution costs increased by $0.1 million, or 6.8%, to $1.5 million from $1.4 million for the second quarters of 2011 and 2010, respectively. Subsidies & distribution expenses increased primarily due to higher costs in both the OEM and Retail channels. Costs increased in the OEM channel due to higher commission and loyalty payments in the current period.  Costs increased in the Retail channel as a result of higher volume of radios sold resulting in higher subsidy and commission payments and higher destruction fees for inoperable receivers.

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Year-to-date: On a year-to-date basis Subsidies & distribution costs increased $0.7 million, or 28.2%, to $3.3 million in 2011 from $2.6 million in 2010. Subsidies & distribution expenses increased primarily due to higher costs in both the OEM and Retail channels. Costs increased in the OEM channel due to higher commission and loyalty payments in the current period.  Costs increased in the Retail channel as a result of higher volume of radios sold resulting in higher subsidy and commission payments and higher destruction fees for inoperable receivers

SAC

Per Subscriber Acquisition Costs - SAC was $45 and $43 for the second quarters of 2011 and 2010, respectively.  The slight increase in SAC is attributable to higher subsidies and distribution costs in the automotive channel.

Advertising & marketing - The Company achieves success in these areas through coordinated marketing campaigns that include retail advertising through various media, co-operative advertising with distribution partners, sponsorships, and ongoing market research. These costs fluctuate based on the timing of these activities.

•
Second quarter: Advertising & marketing decreased by $0.3 million or 11.1% to $2.0 million in the second quarter of 2011 from $2.3 million in the comparable quarter in 2010 primarily due to lower spending on radio and internet advertising during the peak holiday season.

•
Year-to-date: On a year-to-date basis, advertising & marketing increased $0.3 million, or 9.4%, to $4.3 million in 2011 from $4.0 million in 2010 due to higher variable spending in the automotive channel associated with a higher number of vehicles on trial subscriptions offset by lower spending on radio and internet advertising.

CPGA

Cost Per Gross Addition - CPGA was $103 and $107 for the second quarters of 2011 and 2010, respectively. CPGA decreased year-over-year as a result of lower advertising and marketing costs. While the Company expects that it will be able to continue to maintain a CPGA in the range of $100-$110 on an annual basis as it grows its subscriber base through cost efficient distribution channels, its ultimate success depends on its ability to continue to drive gross subscriber additions.

General & Administrative Expenses

General & administrative- General & administrative expenses primarily include compensation, IT support and processing costs as well as other expenses which include public company costs, office occupancy expenses and other corporate expenses.

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Second quarter: General & administrative expenses decreased by $0.9 million or 21.5% to $3.3 million in 2011 from $4.1 million in 2010. The main components of  general & administrative expenses are the following:

•	IT support and processing costs decreased by $0.1 million, to $1.2 million in 2011 from $1.3 million in 2010 due to lower costs associated with data processing and communications.

•
Other expenses decreased by $0.7 million, to $1.1 million from $1.8 million for the second quarters of 2011 and 2010 due to lower bad debt expense, lower capital taxes and the absence of loss on disposal of equipment in the current period compared to the same period prior year.

•	Compensation costs decreased by $0.1 million to $0.9 million in 2011 from $1.0 million in 2010 due to lower headcount in the current period compared to the same period prior year.

•	Year-to-date: On a year-to-date basis, general & administrative expenses decreased $1.7 million or 20%, to $6.7 million in 2011 from $8.4 million in 2010.

•	IT support and processing costs decreased by $0.1 million to $2.5 million in 2011 from $2.6 million in 2010 due to lower costs associated with data processing and communications.

•
Other expenses decreased by $1.4 million, to $2.3 million in 2011 from $3.7 million in 2010 due to lower bad debt expense, lower capital taxes and the absence of loss on disposal of equipment in the current period compared to the same period prior year.

•	Compensation costs decreased by $0.2 million to $1.9 million in 2011 from $2.1 million in 2010 due to lower headcount in the current period compared to the same period prior year.

The average cost of general & administrative expenses per Self-Paying Subscriber decreased by $1.03, or 30%, to $2.43 from $3.46 for the second quarters of 2011 and 2010, respectively. This decrease is due to a larger average subscriber base during the current period compared to the prior period as well as continued and effective cost management of general and administrative costs.  The Company expects the average general & administrative expense per Self-Paying Subscriber to continue to trend downwards as its subscriber base increases since it does not anticipate any significant increase in general & administrative expenses in the near future.

General & Administrative Expenses per Self-Paying Subscriber

Merger Costs - On a year-to-date basis, merger costs of $2.8 million relate to legal and professional fees, fees to review the proposed agreement and fees paid to members of the board of directors related to a committee of independent directors established to review the transaction. The Chief Executive Officer of the Company is contractually entitled to a payment in the event of termination of his employment upon a change of control. The Executive Chairman is entitled to a payment if the Vendors decide to change the nature of his role in the future. The total of these payments is approximately $2.8 million.  The Company has not accrued for these costs at February 28, 2011 as the conditions required to be satisfied prior to the merger being completed have not been resolved or the events obligating the Company have not occurred.

Stock-based Compensation

Stock-based compensation expenses are related to the issuance of stock options.

•
Second quarter: Stock-based compensation expenses decreased by $0.6 million to less than $0.1 million in 2011 from $0.6 million in 2010 due to lower fair value of options granted in more recent periods and no new options being granted since December 2009.

•
Year-to-date: On a year-to-date basis, stock-based compensation expenses decreased by $1.3 million to $0.1 million in 2011 from $1.3 million due to lower fair value of options granted in more recent periods and no new options being granted since December 2009.

Adjusted Operating Profit (Loss)

($ millions)

Adjusted Operating Profit (Loss) - The Company believes that Adjusted Operating Profit (Loss), as opposed to operating profit (loss) or net profit (loss), provides a better measure of its core business operating results and improves comparability.  A more detailed definition and calculation of Adjusted Operating Profit (Loss) is provided in the Operating Definitions section.

•
Second quarter: Adjusted Operating Loss excluding $2.0 million of merger related costs incurred during the quarter improved by $2.0 million on a year-over-year basis due to a $1.9 million increase in revenue and a reduction of $0.9 million in general & administrative costs offset by an increase in cost of revenue of $0.9 million. Adjusted Operating Profit (Loss) after merger costs remained flat at a loss of ($2.9 million) in second quarters of 2010 and 2011.

•
Year-to-date: On a year-to-date basis, Adjusted Operating Loss excluding $2.8 million of merger related costs incurred during the first six months of the year improved by $1.6 million year-over-year due primarily to a $3.6 million increase in revenue and a $1.7 million reduction in general & administrative expenses offset by a $1.3 million increased in cost of revenue. Adjusted Operating Loss after merger costs increased by $1.2 million, or 32.3% to ($5.1 million) in 2011 from ($3.9 million) in 2010.

As we continue to grow our revenue and manage programming, general & administrative and marketing expenses, we expect Adjusted Operating Profit (Loss) to continue to improve on an annual basis.

EBITDA (Excludes Merger Costs)

EBITDA (excluding merger costs) - The Company intends to use EBITDA and its variants, as included in the Operating Definitions section, to gauge the performance of the business going forward.

•
Second quarter: EBITDA (excluding merger costs) improved by $2.6 million or 74.3% to ($0.9 million) from ($3.5 million) in second quarters of 2010 and 2011. EBITDA (excluding merger costs) improved compared to the same period in the prior year primarily due to a $1.9 million revenue improvement, lower general and administrative costs of approximately $0.9 million offset by higher cost of revenue of $0.9 million.

•
Year-to-date: On a year-to-date basis, EBITDA (excluding merger costs) increased by $2.9 million or 54.7% to ($2.4 million) in 2011 from ($5.3 million) in 2010. EBITDA (excluding merger costs) increased year-over-year due to a $3.6 million increase in revenue and a $1.7 million reduction in general & marketing expenses offset by a $1.3 million increase in cost of revenue

Pre-Marketing Adjusted Operating Profit (Loss)

($ millions)

Pre-Marketing Adjusted Operating Profit (Loss) - We believe Pre-Marketing Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.  To calculate Pre-Marketing Adjusting Operating Profit (Loss), marketing spend is added back to Adjusted Operating Profit. A more detailed definition and calculation of Pre-Marketing Adjusted Operating Profit (Loss) is provided in the Operating Definitions section.

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Second quarter: Pre-Marketing Adjusted Operating Profit excluding merger related costs of $2.0 million improved by $1.8 million compared to the same period in the prior year primarily due to a $1.9 million revenue improvement, lower general and administrative costs of approximately $0.9 million offset by higher cost of revenue of $0.9 million. Pre-Marketing Adjusted Operating Profit after merger costs decreased by $0.2 million, or 12.2% to $1.5 million from $1.7 million in the second quarters of 2011 and 2010, respectively.  This quarter is the eleventh consecutive quarter in which we have generated Pre-Marketing Adjusted Operating Profit. As we continue to grow our revenue and manage programming and general & administrative costs, we expect Pre-Marketing Adjusted Operating Profit (Loss) to continue to improve on an annual basis.

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Year-to-date: On a year-to-date basis, Pre-Marketing Adjusted Operating Profit excluding merger related costs of $2.8 million increased by $2.6 million year-over-year due to a $3.6 million increase in revenue and a $1.7 million reduction in general & marketing expenses offset by a $1.3 million increase in cost of revenue. Pre-Marketing Adjusted Operating Profit after merger costs decreased by $0.2 million, or 4.4% to $4.1 million in 2011 from $4.3 million in 2010 to $4.1 million in 2011.

Net Non-Operating Expenses

Interest Expense - Interest expense includes costs associated with the Company’s US$69.8 million ($67.8 million) senior notes (Senior notes), $20 million unsecured subordinated convertible notes (convertible notes), and other interest bearing obligations including the XM credit facility and promissory notes. In addition, as part of the announcement on November 24, 2010, CSR also announced its intention to exchange its outstanding unsecured senior notes with a face value of US$69.8 million for new unsecured senior notes of CSR with different terms. At March 25, 2011 holders representing $US68.8 million have agreed to tender their notes in the exchange offer for the new unsecured senior notes of CSR and consent to the proposed amendments to the indenture governing the outstanding unsecured senior notes. Concurrent with the closing of the exchange offer, CSR anticipates issuing additional new unsecured senior notes on a private placement basis to accredited investors - for a total of approximately $130 million of long-term debt in the combined entity. The refinancing is expected to reduce interest expense going forward.

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Second quarter: Interest expense increased by $0.5 million to $5.1 million from $4.6 million for the second quarters of 2011 and 2010, respectively. The increase in interest expense is due primarily to the higher balance drawn on the XM credit facility compared to the same period in the prior year.

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Year-to-date: On a year-to-date basis, interest expense increased by $1.3 million to $10.0 million from $8.7 million for 2011 and 2010, respectively. The increase in interest expense is due primarily to the higher balance drawn on the XM credit facility compared to the same period in the prior year.

Interest Income: Interest income includes income from our cash balances and restricted investments.

•	Second quarter: Interest income was less than $0.1 million in the second quarters of 2011 and 2010.

•	Year-to-date: On a year-to-date basis, interest income was less than $0.1 million for 2011 and 2010.

Foreign Exchange Gains (Losses): Includes losses or gains associated with the Company’s Senior notes and some cash balances, which are denominated in US dollars.

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Second quarter: The Company recognized a foreign exchange gain of $4.4 million in the second quarter of 2011 compared to a gain of $0.2 million in the second quarter of 2010 as the Canadian dollar appreciation relative to the US dollar was more pronounced in the second quarter of 2011 versus the same period prior year.

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Year-to-date: The Company recognized a foreign exchange gain of $7.5 million in 2011 and a gain of $3.4 million in 2010. The foreign exchange gain in year 2011 as the Canadian dollar appreciation relative to the US dollar was more pronounced in the first half of 2011 versus the same period prior year.

Liquidity and Capital Resources

Change in Cash and Cash Equivalents and Restricted Investments

Change in cash and cash equivalents

($ in millions)

As at February 28, 2011, the Company had total cash and cash equivalents of $2.1 million and investments secured for a letter of credit of $4.0 million totaling $6.1 million. Cash and cash equivalents decreased by $2.0 million during the second quarter of 2011 compared to the first quarter of 2011. This decrease is due primarily to the payment of approximately $4.5 million in cash interest offset by an increase in accounts payable and accrued liabilities due to deferment of payment of operating expenses and cash generated through the sale of multiyear subscriptions during the quarter. Cash and cash equivalents decreased by $2.1 million in the second quarter of 2011 compared to the second quarter of 2010 while accounts payable and accrued liabilities increased by $7.4 million during the corresponding period. The decrease in cash and cash equivalents is due to payments made in the intervening period for cash interest expenses and other corporate expenses.

At February 28, 2011 the Company had financial assets of $8.1 million comprised of cash, cash equivalents, restricted investments and accounts receivables. Of the $8.1 million, $4.0 million relates to a restricted investment which supports a letter of credit provided to the Company’s credit card processor and is not available to the Company while it continues to use the credit card processor. As at February 28, 2011, the Company’s current financial liabilities to be settled in unrestricted cash or financial assets are $27.4 million (August 2010 - $25.7 million) and the current unrestricted financial assets are $4.1 million (August 2010 - $8.7 million).  Accounts receivable of $2.1 million is composed primarily of receivables from customers or subscriber receivables and receivables from our partners or nonsubscriber receivables. During the normal course of business the Company continually reviews its subscriber receivables.  Throughout the year, accounts payable and accrued liabilities may fluctuate as the Company effectively manages its working capital. Accounts payable and accrued liabilities increased by $7.4 million from $19.5 million as at February 28, 2010 to $26.9 million as at February 28, 2011. The increase is due primarily to amounts owing to automotive suppliers (including increased interest on amounts due to GMCL that have been deferred), to the NHL and to entities that support Canadian talent development as well as costs accrued in respect of the proposed merger. It is expected that the proposed refinancing and cash generated by the combined entity will provide cash flow to meet our obligations.

During the quarter ended February 28, 2011 the Company used cash in operating activities of $1.6 million compared to providing cash of $0.3 million for the three months ended February 28, 2010.  Until the transaction to combine the operations of the Company and Sirius Canada, the Company expects cash flow from operating activities excluding the use of the XM Credit Facility to be negative as the Company incurs expenses to maintain and grow its subscriber base.  However, the Company expects to achieve positive cash flow shortly following the closing of the transaction on a consistent basis, although there is no assurance the transaction will close given conditions which are required to be satisfied prior to the merger. It should be noted that the prevailing economic conditions may also affect the Company’s ability to continue to generate significant revenue growth or maintain current levels of revenue.  While the automobile industry experienced lower sales in 2009 compared to 2008, sales rebounded in 2010 to exceed 2009 levels. In addition, some of the Company’s customers may choose not to renew their subscriptions. While some of the Company’s costs are variable based on the revenue generated, a significant portion of costs are fixed and some cannot be reduced quickly.   Some of these factors are beyond the Company’s control and may impact its future cash flow from operating activities.

The Company monitors its liquidity risk by forecasting its future cash flow needs on a monthly basis. The Company has been managing this risk by taking a number of actions as outlined below.

The Company’s projections of future cash flows are prepared using assumptions that reflect management’s planned courses of action and its best estimate of future economic conditions. The key assumptions used in management’s models include the number of estimated new subscribers which reflects forecast growth in automobile sales and the extent of penetration in that market; the number of customers expected to cancel existing subscriptions; the volume of multi-year advance subscriptions estimated to be entered into, and estimated price increases. Since these projections are based on assumptions about future events, actual cash flow will vary from the Company’s projections and such variations may be material.

The Company used cash in operating activities of $1.6 million for the quarter ended February 28, 2011 (2010 - provided cash of $0.3 million) including continued use of the XM Credit Facility and managing working capital. The Company used cash of $0.4 million for investing activities for the quarter ended February 28, 2011 (2010 used cash of $0.7 million) primarily for payment of activation fees to Sirius XM. In the unlikely event that that the approvals required for the proposed transaction is significantly delayed, the Company’s projections for the next 12 months forecast a continuing use of cash and reflect the following arrangements and key assumptions as at February 28, 2011:

•
Utilizing the XM credit facility.  The Company has access to a $45.0 million credit facility from XM that can be used only to finance the purchase of terrestrial repeater equipment from XM, to pay licence fees to XM and to pay interest due on the drawn facility.   At February 28, 2011, the Company had utilized a total of $33.3 million of the facility and $11.7 million was available for future use. The Company has used these draws on the facility to pay all of the licence fees due to XM in the amount of $2.2 million (2010 - $2.0 million) and $4.3 million (2010 - $3.9 million) for the three and six months ended February 28, 2011 respectively and to pay the interest due on the facility in the amount of $1.2 million (2010 -$0.6 million) and $2.2 million (2010 -$1.2 million) for the three and six months ended February 28, 2011 respectively. In the absence of completing the merger, the Company expects to fully use the facility to pay all future licence fees and interest payments due to XM as long as it is available until the facility is fully utilized. Should the refinancing successfully close, the XM facility will be repaid. Management projects to fully utilize the facility by the second quarter of fiscal 2012 if the refinancing does not occur. The facility requires an annual financial covenant to be met prior to further drawings under the facility. The annual financial covenant was met at August 31, 2010 which provides for draws throughout fiscal 2011.

•
Settlement of interest payments through the issuance of shares. Holders of the convertible notes are permitted to elect settlement of their interest payments in shares of the Company.  One of the significant holders has previously elected to settle their interest payment in shares of the Company. The amount of interest settled in common shares during the quarter ended February 28, 2011 was $0.4 million (2010 - $0.3 million). The Company anticipates that the holder will continue to exercise this election; however, there is no assurance that this will occur.

•
Deferral of payment of operating expenses.  During the quarter ended February 28, 2011, the Company and General Motors of Canada Limited (GMCL) signed an agreement to defer a portion of the monthly revenue share and loyalty bounty due to GMCL. The amount of the deferral is up to $3.7 million and the payments will be deferred for 12 months. Amounts deferred and related interest are included in accounts payable and accrued liabilities .The Company had previously entered into deferred payment terms for payments related to the NHL programming and the services provided by Accenture. The deferrals resulted in the recognition of additional financial liabilities which at February 28, 2011 are approximately $5.0 million (2010 - $4.4 million). During the year ended August 31, 2010, the Company and the NHL signed an agreement to defer a portion of the annual licence fees due to the NHL for the 2009/2010 season. The amount of the deferral is US$1.5 million and the payments will be deferred for 12 months. This deferral is included in accounts payable and accrued liabilities~~.~~

•
Reduction of operating costs.  The Company continues to seek opportunities to reduce its operating costs, however these opportunities may be limited.  A significant portion of costs are fixed; however, the Company incurs marketing costs which are discretionary.  The Company expects increases in merger costs and integration costs as a result of the proposed merger with Sirius Canada.

•
Revenue and deferred revenue.  The Company has experienced a net increase in the number of paying subscribers during the current quarter and has projected a net increase in subscribers for the projection period.  During the quarter the Company has actively marketed longer term arrangements with its subscribers and this, along with the increase in paying subscribers, has resulted in deferred revenue increasing by $2.1 million (2010 - $3.4 million) and $3.1 million (2010 - $3.4 million) for the three and six months ended February 28, 2011. The Company expects to continue to actively promote and obtain prepaid subscription arrangements with its customers which provide the customers with a discounted fee.  While these arrangements increase the cash inflow from customers when they are entered into, the Company will not realize future cash flows from such customers until a renewal period that may be one to five years in the future with a majority being one year.   These arrangements are cancellable by the customer which may require the Company to refund a portion of the prepaid fees.   In addition, management’s projection includes an estimated increase in the monthly fee charged to customers and assumptions related to cash outflows related to royalties and commissions on these fees.

Prior to the announcement of the proposed merger with Sirius Canada, the Company had opportunities to reduce its long-term debt and related interest payments by repurchasing a portion of its Senior notes in exchange for cash and new notes at lower interest rates.  During the first quarter of fiscal 2010, the Company paid US$1.1 million in cash and issued US$2.1 million in unsecured subordinated promissory notes to repurchase US$9.0 million in Senior notes. To date, the Company has repurchased US$30.2 million or approximately 30% of its Senior notes. There have been no additional debt repurchases in the current fiscal year.  One of the conditions for the closing of the merger transaction with Sirius Canada is a refinancing of CSR’s existing Senior notes for new unsecured senior notes. At March 25, 2011 holders representing $US68.8 million have agreed to tender their notes in the exchange offer for the new unsecured senior notes of CSR and consent to the proposed amendments to the indenture governing the outstanding unsecured senior notes. Subsequent to the end of the quarter, the Company has also conducted an offering of new notes in the amount of $62 million. These notes are identical to the new unsecured senior notes above and the closing date will be the same as both the exchange offering and the merger.

Positive cash flow is defined as the point at which revenues and working capital sources will fund operating expenses, working capital requirements, interest and principal payments and capital expenditures. The Company makes the above assessment based on the following:

•	The Company’s capital expenditure requirements in the next few years are not significant, however, we are required to make payments for intangible assets which are included in investing activities.

•	The Company’s current debt maturities are 2012 and beyond, which obviates the need to roll over or refinance existing debt in the near term.

The Company’s current business plan includes consideration of our ability to continue to generate significant revenue growth. More specifically the Company’s plan is designed to increase subscribers and revenues while reducing CPGA and fixed expenditures. While the Company believes its assumptions are reasonable, they do contain elements of uncertainty that may prompt us to change our positive stance should there be a protracted economic downturn. The Company continuously reviews and updates its business plan and financial projections, including performing sensitivity analysis, to mimic potentially unfavourable economic outcomes. The review process may result in changes to its business plan and financial projections which may materially change cash requirements or delay achievement of sustained positive free cash flow. The Company’s financial projections are based on estimates regarding expected future costs and expected revenue that includes:

•	Growth in revenue as the number of Self-Paying Subscribers and ARPU increases;

•	A reduction in CPGA;

•	Improvement of the Company’s efficiencies and a reduction and/or deferral of costs from suppliers;

•	Contractual obligations;

•	Achievement of $20 million in synergies within 18 months as a result of the transaction; and

•	Sale of multi-year plans.

At this time, the Company is unable to predict how current financial market conditions may affect its financial results and cash flows from operations. The Company has contractual commitments requiring cash payments of $30.3 million in the next 12 months as at February 28, 2011 with total unrestricted cash and cash equivalents of $4.1 million to service required payments including trade accounts payable.  The prevailing financial market conditions may affect the Company’s ability to continue to maintain current revenue levels or generate significant revenue growth in its OEM business if Canadian demand for automobiles equipped with the XM receiver decreases or if customer attrition rates increase due to economic constraints on the Company’s customers.

In addition to the risks related to the current economic conditions described herein, the following are the key risks that the Company monitors, which materially impact operating results and/or liquidity:

Continuing interest payments:  The Company continues to have significant financial liabilities which require periodic cash interest payments of approximately $10.2 million per year. A one cent change in the Canadian dollar to US dollar exchange rate changes the annual cash interest expense by approximately $0.1 million.

Dependency on XM:  The Company’s operations depend on XM’s programming content, satellite network and underlying technology, as well as XM’s operational and marketing efficiency. As a result of this dependency, should XM’s business suffer as a result of increased competition, increased costs of programming, satellite malfunctions, regulatory changes, adverse effects of litigation or other factors, the Company’s business may suffer as well.

Music Royalty Fee:  On April 11, 2009, the Copyright Board of Canada issued the certified statement of royalties to be collected by the Society of Composers, Authors and Music Publishers of Canada (SOCAN), Re:Sound formerly the Neighboring Rights Collective of Canada (NRCC) and by CMRRA/SODRAC Inc. (CSI), (together the  “Collectives”) in respect of multi-channel subscription satellite radio services. As a result, effective May 1, 2010, a Music Royalty Fee of $0.97 per month has been introduced for new subscribers and upon renewal of current subscription plans. All radio subscription plans (including family plans) which include music channels will be charged the same fee. The Music Royalty Fee is used to offset the fee that the Company now pays to the Collectives. In order to align with industry practices, the Music Royalty Fee will be included in the Company’s ARPU calculation and will positively impact this metric going forward. The Music Royalty Fee is recognized as revenue under GAAP and will result in incremental revenue share payments based on existing contractual agreements. The implementation of the Music Royalty Fee partially offsets future cash outflows and will serve to strengthen the Company’s liquidity position going forward. To date, the Music Royalty Fee has resulted in an improvement in ARPU as evidenced by the third consecutive quarter of ARPU improvement.

Operating Activities: Operating activities primarily consist of net loss adjusted for certain non-cash items including amortization, stock-based compensation, unrealized foreign exchange gains and losses and the effect of changes in non-cash working capital.

•
During the quarter, cash used in operating activities was $1.6 million, consisting of a net loss of $9.3 million adjusted for net non-cash expenses and gains of $3.2 million and a $4.5 million change in working capital. As we continue to grow our subscriber base, we expect operating losses on a full-year basis to decrease. However, the achievement of operating profit could be further delayed should the Company experience a significant decline or stagnation of growth in net subscriber additions.

Investing Activities: Investing activities consists primarily of capital expenditures, purchases of intangible assets relating to computer software and XM activation fees and activity in the Company’s restricted investment accounts.

•	During the quarter, cash used in investing activities was $0.4 million for the payment of intangible assets and purchase of property and equipment.

Financing Activities: There were no financing activities during the period.

Contractual Commitments
The Company has entered into a number of leases and other contractual commitments.  The following table summarizes its outstanding contractual commitments as of February 28, 2011 (in $000’s):

Contracts and Commitments
(in thousands)	Total (1)	Less than 1 yr	1-3 yrs	4-5 yrs	More than 5 yrs

NHL Agreement	42,329	9,471	19,647	13,211
Principal on 12.75% senior notes	67,757		67,757
Interest on 12.75% senior notes	25,919	8,639	17,280	0
Principal on US$ Promissory Notes	2,766			2,766
Interest on US$ Promissory Notes	1,514	187	664	664
Principal on US$ Promissory Notes II	2,055			2,055
Interest onUS$ Promissory Notes II	2,616	0		2,616
Principal on 8.0% convertible notes	20,000			20,000
Interest on 8.0% convertible notes	5,933	1,600	3,200	1,133
Operating Leases	2,313	782	967	564	0
Marketing & Advertising	14,734	2,667	3,775	3,352	4,940
IT	12,892	3,411	7,306	2,175
Other	3,963	3,588	375	0

Total	204,790	30,345	120,970	48,535	4,940

Notes:

(1)The specific amounts payable under the following arrangements have not been included in the table above because the amounts are contingent on the Company’s revenue and/or subscriber projections, which themselves are subject to various economic assumptions: i) In connection with our broadcasting license, amended February 10, 2006, we are required to contribute to, or make payments based on a minimum of 5% of revenues over the six year license term towards Canadian talent development. ii) In addition, pursuant to a decision rendered by the Copyright Board of Canada, the Company is required to make certain music programming royalty payments. The Copyright Board’s decision clarifies the Company’s liability for outstanding royalties for satellite radio services and improves the Company’s ability to forecast these costs going forward.

 (2) In January 2009, the Company and Corus Entertainment Inc. (Corus) completed an agreement for the Company to purchase advertising over a five year term. The Company had an existing agreement with Corus that ended in December 2008. Under the new agreement, the Company will purchase $8.2 million of advertising over a five year term for cash payments and shares issued by the Company.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Arrangements, Relationships and Transactions with Related Parties

For the quarter ended February 28, 2011, the Company had the following transactions with related parties, which were in the normal course of operations.

The Company entered into a license agreement and a technical services agreement with XM Satellite Radio Holdings Inc. (XM) in fiscal 2006. During the three and six months ended February 28, 2011, the Company incurred $2,656,815 and $5,408,519 (2010 - $2,517,126 and $4,902,980) in expenses related to the License Agreement. The Company incurred expenses of $93,528 and $189,720 (2010 - $124,375 and $252,664) for the three and six months ended February 28, 2011 respectively, related to technical services.

During the three and six months ended February 28, 2011, the Company also incurred $2,000 and $5,000 (2010 - $42,743 and $104,213) related to the reimbursement of call centre and other charges paid on CSR’s behalf by XM.

The following amount, included in accounts payable, is due to XM in respect of fees under the License Agreement related to subscriber revenues and activation charges, fees under the Technical Services Agreement, and the reimbursement of call centre and other charges paid on CSR’s behalf.

(in $ millions)	February 28, 2011	August 31, 2010
Accounts Payable to XM	$ 1.1	$ 1.3
Amounts able to settle through XM Credit facility	$ 0.7	$ 0.7

During the three and six months ended February 28, 2011, the Company incurred $25,959 and $26,981 (2010 - $15,521 and $24,700) of expenses related to the reimbursement of operating and travel expenses from a company controlled by the Executive Chairman of the Company.

During the three and six months ended February 28, 2011, the Company received field marketing services from Vision Group of Companies (Vision) valued at approximately $11,000 and $25,000 (2010 - $1,665 and $146,948). The principal of Vision is related to the Executive Chairman of the Company. As at February 28, 2011, $nil (August 31, 2010 - $nil) was included in accounts payable and accrued liabilities.

During the three and six months ended February 28, 2011, the Company made use of a broadcast centre within the Wayne Gretzky’s Restaurant under an agreement with Long Playing LP (LPLP) valued at $1,921 and $3,842 (2010 - $nil and $nil) The principal of LPLP is related to the Executive Chairman of the Company. As at February 28, 2011, $nil (2010 - $nil) was included in accounts payable and accrued liabilities.

During the three and six months ended February 28, 2011, the Company incurred costs, for the management of call center operations, on behalf of Mobilicity in the amount of $36,882 and $81,062 (2010 - $67,875 and $110,766) for which the Company was reimbursed. There is $7,307 of accounts receivable owed from Mobilicity as of February 28, 2011 (August 31, 2010 - $5,855). The Company’s Executive Chairman is the Chairman and controlling shareholder of Mobilicity.

During the three and six months ended February 28, 2011, the Company paid a guarantee fee, under an agreement between the Company and the National Hockey League, to the Executive Chairman in the amount of $12,206 and $24,414 (2010 - $nil and $nil). As at February 28, 2011, $8,064 (August 31, 2010 - $4,139) was included in accounts payable and accrued liabilities.

The Company has executed engagement letters with Canaccord Genuity to provide financial advisory services to the Board of Directors in respect of the proposed merger and refinancing transaction. Under the engagement letters, the Company expects to pay approximately $2.0 million to Canaccord Genuity upon successful completion of both transactions. The Company also expects to pay approximately $0.5 million for a fairness opinion. Philip Evershed, one of the Company’s directors, is the principal of Canaccord Genuity.

XM has a 21.5% equity interest in the Company.

The related party transactions described above have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.  We believe that the accounting estimates used to assess the carrying value of intangibles and long-lived assets, as well as estimates related to stock-based compensation, revenue recognition, and asset retirement obligations are critical accounting estimates.

Intangibles and Long-Lived Assets

The Company reviews the carrying value of its amortizable intangible assets and capital assets whenever events and circumstances indicate that the carrying value of a long-lived asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Factors that could indicate that an impairment may exist include significant underperformance relative to historical or projected future operating results, significant negative industry or economic trends, or a change in the strategy for the Company’s overall business. In some circumstances, these events are clear, however, in other cases a series of insignificant events occur over a period of time and can indicate that an asset may be impaired. We routinely monitor the Company’s business, the markets it serves and the economic environment. During the current period there were no factors indicating that an impairment test was required.

If an event occurs that indicates impairment to the Company’s intangible assets and property and equipment may have occurred, an estimate is made of the undiscounted future cash flows, excluding finance charges. For the purposes of the test the cash flows estimates are prepared at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities, which is referred to as the asset group. As the Company operates a single business with an integrated cost structure, it has one asset group.

In determining the estimate of cash flows there is inherent uncertainty in certain estimates and actual results may differ materially from the Company’s estimates. The key assumptions which impact the Company’s estimated future cash flows include subscriber growth rates, loss of existing subscribers, average monthly subscription revenue per user (ARPU), subscriber acquisition costs and operating and marketing expenses. The period for which cash flows are estimated of 10 years is based on the useful life of the primary assets in the group, which are the XM distribution agreement and the General Motors of Canada Limited (GMCL) automotive distribution agreement.

The results of the Company’s most recent test indicated the undiscounted cash flows exceeded the carrying value of the asset group by $168.6 million. The Company’s market capitalization exceeds its book value, which supports the Company’s position that its intangible assets are not impaired.

In the future, should events cause the Company’s estimate of future cash flows to decrease below the carrying value of the asset group, an impairment loss equal to the difference between the fair value and the carrying value of the asset group would be recognized and the carrying value of the assets would be decreased accordingly. Fair value is the amount at which an item can be bought or sold in a transaction between willing parties, and would be estimated by calculating the net present value of the expected future cash flows from these assets.

Stock-based Compensation

The estimated fair value of stock awards granted to employees as of the date of grant is recognized as compensation expense over the period in which the related employee services are rendered. For stock options granted to non-employees, the estimated fair value of stock awards granted to non-employees is recognized as expense over the period in which the related goods or services are rendered.   The determination of the fair value of stock awards includes the use of option pricing models and the use of the following estimates:  expected volatility, expected option life and expected interest rates.

Revenue Recognition

Revenue from subscribers consists of our monthly subscription fee (including the music royalty fee), which is recognized as the service is provided, and a non-refundable activation fee that is recognized on a pro-rata basis over an estimated term of the subscriber relationship (currently 40 months), which is based upon management’s analysis of historical churn rates. We continually review this estimate. If the actual term of our subscriber relationships is significantly greater than our current estimate of 40 months, the period over which we recognize the non-refundable activation fee will be extended to reflect the actual term of our subscriber relationships.  Sales incentives, consisting of discounts and rebates to subscribers, offset earned revenue.

Disclosure Controls and Procedures

Management has designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is made known to it by others.  As at February 28, 2011, the Chief Executive Officer and the Chief Financial Officer, with participation of the Company’s management, have concluded that the design and operation of the Company’s disclosure controls and procedures were effective to provide that information required to be disclosed by the Company in reports that it files or submits under the United States Securities Exchange Act of 1934 and applicable Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Due to the inherent limitations in control systems and procedures, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls

During the three ended February 28, 2011, there were no changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Recent Accounting Pronouncements and Changes

On January 20, 2009, the CICA Emerging Issues Committee of the Canadian Accounting Standards Board (“AcSB”) issued EIC Abstract 173, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. The new standard is effective for the Company beginning January 1, 2009 and is required to be applied retrospectively, without restatement of prior years to all financial assets and financial liabilities measured at fair value. The adoption of this standard did not have a significant impact on the Company’s results of operations, financial position or disclosures.

In February 2008, the CICA has the issued Handbook Section 3064 “Goodwill and Intangible Assets”, which replaces the existing Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs.” This pronouncement introduces changes to the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, "Intangible Assets."  The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.  The standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 and was adopted by the Company effective September 1, 2009 on a retroactive basis with restatement of prior periods.

In October of 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with Handbook Sections 1601, Consolidated Financial Statements (“CICA 1601”), and 1602, Non-controlling Interests (“CICA 1602”). CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on September 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year. The Company has decided to early adopt these standards effective September 1, 2010. The adoption did not have an impact on these interim financial statements however future business combinations will be accounted for under CICA 1582 which is different in many respects from CICA 1581.

Future Accounting Pronouncements

In December 2009, the CICA Emerging Issues Committee issued Abstract 175, “Multiple Deliverable Revenue Arrangements”. The Abstract requires a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method. The new requirements are effective for fiscal years beginning on or after January 1, 2011 with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard.

In April 2009, the CICA amended Section 3855, “Financial Instruments - Recognition and Measurement” (“Section 3855”), adding and amending paragraphs regarding the application of the effective interest method to previously impaired financial assets and embedded prepayment options. The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”), for interim and annual reporting purposes, beginning on or after January 1, 2011. The Company will be required to begin reporting under IFRS for the first quarter of fiscal 2012, with a Transition Date of September 1, 2011.  As part of the transition to IFRS, the Company will be required to prepare an opening balance sheet at September 1, 2010 and to quantify the effects of convergence with IFRS commencing at that date in order to provide information that conforms to IFRS for comparative periods presented.

The Company began planning the transition from Canadian GAAP to IFRS during the year ending August  31, 2009 with an initial assessment of differences between current Canadian GAAP and IFRS. This initial stage included a high level diagnostic to classify the impact of individual IFRS items on the Company’s consolidated financial statements as high, moderate or low. This initial stage also included implementing an IFRS project, training of the senior finance team and discussions with the Company’s external auditors and advisors.

The second phase of the transition to IFRS is currently underway; however, should the merger with Sirius be completed, an assessment of Sirius’ accounting policies will have to be made to conform their accounting to IFRS as Sirius is likely to be the accounting acquirer under IFRS 3.  The second phase includes the detailed assessment and design phase with a project team including senior executives, representatives from various areas within the organization and external advisors as necessary. Management has completed a project plan for the IFRS transition project and has agreed roles and responsibilities with all parties.  As part of the project plan, management has identified key training needs for the finance team, executive team, Audit Committee and board of directors.  Training for the finance and executive teams is ongoing.

The project plan is being updated on an ongoing basis to ensure that all requirements of the design and implementation phases will be met by the transition date. These phases will often be in process simultaneously as they are applied to individual IFRSs.  For example, as component evaluations are prepared for significant financial statement items (as part of the assessment phase), updated notes to the financial statement under IFRS will be drafted. Comprehensive analysis of the impact of key IFRS differences identified in the initial assessment phase is currently underway.  In order to conclude on accounting policy decisions under IFRS, Management is in the process of completing component evaluations for various financial statement items that will be impacted by the transition.  A component evaluation for revenue has been drafted and is under review. Once component evaluations have been prepared for all significant financial statement areas, the proposed accounting policies under IFRS and transitional exemptions (as outlined below) will be approved.

On completion of this phase, the implementation phase will begin. This phase will involve completing the balance sheet at September 1, 2010, as well as a draft shell of annual and interim IFRS consolidated financial statements. A draft shell of the annual IFRS consolidated financial statements has been completed and is under review by management.

First time adoption of IFRSs will require the application of IFRS 1 First-time Adoption of International Financial Reporting Standards that stipulates the requirements for an entity that is preparing IFRS compliant financial statements for the first time. IFRS 1 requires retrospective application of each IFRS with some mandatory exceptions and some optional exemptions. On adoption of IFRS, the exemptions being considered by the Company that could result in material impacts are as follows:

•	Property, Plant and Equipment (“PP&E”) - IFRS 1 allows the option to fair value items in PP&E at the Transition Date and to use that fair value as deemed cost at that date.

The following table summarizes key areas for which changes in accounting policies are expected and which may impact the Company’s consolidated financial statements. The table includes a list of changes which may result from the transition to IFRS, however, it should not be considered a complete list. The International Accounting Standards Board (IASB) has significant ongoing projects which may affect the differences between Canadian GAAP and IFRS. As a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all IFRS applicable at the conversion date are known. Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected in the following key areas:

Key accounting area	Differences from Canadian GAAP and potential impact
Presentation of financial statements (IAS 1)
•  Additional disclosure in the notes to the financial statements.
•  Expenses in the Statement of Operations and Deficit may be grouped according to nature or function, with specific line items and note disclosure required

Property and equipment (IAS 16)	Componentization of significant capital assets with separate depreciation over different useful life
Intangible assets (IAS 38) Borrowing costs (IAS 23)	Choice between use of cost or revaluation model. For internally developed software, borrowing costs will be capitalized as part of the development costs.
Financial instruments (IAS 32 and 39)
Compound debt instruments which are bifurcated under Canadian GAAP into debt and equity may be debt under IFRS.

Embedded derivatives which are not required to be bifurcated under Canadian GAAP into debt and equity may be required to be bifurcated under IFRS, and vice versa.

Impairment of assets (IAS 36)
Grouping assets on basis of independent cash inflows for impairment testing using a discounted cash flow method. An assessment for indicators is required each reporting period. Impairment losses may be reversed if circumstances subsequently change.

Provisions, Contingent Liabilities and Contingent Assets (IAS 37)
Addresses recognition and measurement requirements for non-financial guarantees, as well as disclosure and addresses subsequent measurement more extensively than Section 3290.

IFRS requires that an entity record a provision when the following conditions are met: (a) if the Corporation has a present obligation (legal or constructive) as a result of a past event; (b) it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle an obligation; and (c) a reliable estimate can be made of the amount of the obligation.

The table above should not be seen as exhaustive and is subject to change following the completion of the second phase of the transition. At this time, the comprehensive impact of the transition to IFRS on the Company’s financial position and results of operations is not yet determinable.

The Company continues to monitor and assess the impact of changing differences between Canadian GAAP and IFRS as new accounting standards continue to be issued during the transition phase.

Certain Risk Factors

The risk factors below are selected and have been updated from the risks itemized in our Form 20-F for the fiscal year ended August 31, 2010. Readers are advised to review these risk factors for a detailed discussion of the risks and uncertainties affecting the Company’s business.

Foreign currency risk

The Company is exposed to fluctuations of the Canadian dollar in relation to the US dollar due to its current debt and short term investments, which are denominated in US dollars. Management has not engaged in mitigating this risk through formal hedging strategies.

The Company’s cumulative expenditures and losses have been significant

The Company has expended and will continue to expend significant funds for marketing, developing its subscriber management systems, maintaining and enhancing its terrestrial repeater network, programming and distribution contracts, royalty fees and the maintenance of its broadcast and office facilities. In addition, cumulative losses and cumulative negative cash flow may continue, and possibly increase, as the Company incurs expenses to grow its subscriber base. If the Company is ultimately unable to generate sufficient revenues to become profitable and have positive cash flow, investors in the Company could lose their investment.

 Economic conditions may adversely affect the Company’s financial results and financial position

The Company’s business plans contain assumptions predicated on an economy that is expected to improve as it pertains to vehicle sales. However there are no assurances that our assumptions will materialize. The Company’s ability to continue to generate solid revenue growth and year-over-year improvement in financial results may be negatively affected should Canadian demand for automobiles equipped with the XM receiver decline in a significant manner.

The Company relies on its exclusive relationship with XM for the provision of satellite radio service

The Company has an exclusive agreement with XM to provide XM’s satellite digital audio radio services, or SDARS, in Canada. Its success as a business depends on XM’s cooperation and its programming content, satellite network and underlying technology, as well as XM’s operational and marketing efficacy, competitiveness, finances, regulatory status and overall success in the U.S. Because of the Company’s dependency on XM, should XM’s business suffer as a result of increased competition, increased costs of programming, satellite malfunctions, regulatory changes, adverse effects of litigation or other factors, its business may suffer as well. Furthermore, a breach of its agreement with XM or a failure by XM to perform its part of the agreement would have detrimental financial consequences to the Company’s business. The agreement with XM, which became effective November 17, 2005, is for an initial term of ten years and the Company has a right to extend this exclusive agreement for an additional five years. The Company may, at its option to be exercised at least one year prior to the termination of the initial term, extend the License Agreement for a further five years, provided that: (i) Canadian Satellite Radio Inc.’s broadcasting license from the CRTC has been renewed at the end of the current CRTC license term without any adverse modification, and (ii) the Company is not at such time in breach of any provision of the License Agreement and have not failed to cure any breach of a provision of the License Agreement in accordance with its term.

Demand for our service may be insufficient for us to become profitable

We cannot estimate with any certainty whether consumer demand for our service will be sufficient for us to continue to increase the number of subscribers at projected rates or the degree to which we will meet that demand. Among other things, continuing and increased consumer acceptance of our satellite radio service in Canada will depend upon:

•	the willingness of consumers, on a mass-market basis, to pay subscription fees to obtain satellite radio service;

•	the marketing and pricing strategies that the Company employs and that are employed by its competitors; and

•	consumer adoption of competing technologies.

If demand for the Company’s service does not continue to increase as expected, it may not be able to generate enough revenues to generate positive cash flow or become profitable.

Outstanding Share Data and Other Information

The Company is authorized to issue an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Voting Shares and an unlimited number of Class C non-voting shares.  As at April 12, 2011, there were 24,384,717 fully paid and non-assessable Class A Subordinate Voting Shares and 81,428,133 fully paid and non-assessable Class B Voting Shares outstanding.  There are currently no Class C non-voting shares outstanding.  A total of 1,690,125 stock options are outstanding under the Company’s stock option plan.  Additional information concerning the Company, including our Form 20-F for the fiscal year ended August 31, 2010, is available on SEDAR at www.sedar.com.

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